Form 10-K, Exhibit 13
period 1993-12-31
GTE CALIFORNIA INC
filed 1994-03-30
CIK 40864

Exhibit 13








                         ANNUAL REPORT TO SHAREHOLDERS

                                      of

                          GTE CALIFORNIA INCORPORATED

                     For the year ended December 31, 1993

PRESIDENT'S REPORT

Overall, 1993 was a year of substantial achievement for GTE California. We continued to improve our position in an increasingly competitive market and were able to maintain earnings in the face of fires and floods, and an economy that continues to perform below expectations. Due to efficiencies achieved through changes in the way we do business, employees were able to increase productivity and quality while reducing costs. We continued to invest heavily in our infrastructure, once again commiting about half a billion dollars to network improvements. We also introduced many advanced products and services for our customers. The aggressive steps taken by GTE California in 1993 will position us for market leadership and growth in the years ahead.

FOCUSING ON THE CUSTOMER

During 1993, we continued our efforts to totally re-invent our Company from the point of view of the customer. With this in mind, we re-engineered our processes and changed our whole approach to customer service. Instead of multiple hand-offs and long-term service commitments, we now provide customers with a single point of contact and, in some cases, virtually immediate service.

For example, we have given the customer one place to call for repair service--the Customer Care Center. With this concept, our service representatives will be able to resolve up to 70 percent of repair problems for customers while they are on the phone. Customer Contact Centers will accomplish similar goals for order processing and billing requests.

With Express Dialtone, new service can be activated at a given location in a matter of minutes--saving the customer time and the Company the expense of a field visit.

We've also revamped service and sales for large business customers by establishing new Branch Offices that consolidate most services for these key customers and enable us to be more responsive to all of their telecommunication needs.

ATTAINING SUPERIOR VALUE

As part of our plan to provide our customers with the best value in telecommunications, we must continue to reduce costs, and we achieved significant progress in this area in 1993. We streamlined our administrative functions, consolidated work groups and divisions, and scrutinized every aspect of our business for potential cost savings.

              --------------              ---------------
             |              |            |               |
             |              |            |               |
             |              |            |               |
              --------------              ---------------
             Larry J. Sparrow            Susan L. Clay
             Area President-West         Acting Regional Vice President



 We were also able to make significant reductions in the work force. Early retirements, voluntary separation packages and involuntary reductions during 1993 enabled us to reduce the number of people employed by GTE California by about 1,900.

 BUILDING OUR INFORMATION HIGHWAYS

 Superior service begins with a superior network, and GTE California invested $504 million in 1993 in improvements throughout its network. Three more digital switches were added, bringing our total of switched access lines served by digital technology to nearly 91 percent.

 GTE California also committed to the creation of information highways between 42 communities during the next two years. The plan includes the installation of at least 16 major fiber optic cable rings and dozens of smaller rings. These "SONET" rings--representing an investment of $80 million--offer ultra-high transmission speeds, self-healing capacities, dramatically improved network reliability, and services such as interactive videoconferencing, state-of-the-art data transmission capabilities and, eventually, video-on-demand.

 GTE's commitment to the latest technology enabled us to introduce several GTE SmartCall R services that give customers more convenience, control and security in their telephone use.


 RESPONDING TO COMPETITION

 GTE California continues to demonstrate its ability to meet the challenges of an aggressive and competitive industry. Our bold marketing efforts produced sales to cellular and radio paging carriers that will produce $33 million in revenues over the next five years. Agreements were also negotiated with major long distance carriers that will guarantee the Company $22 million in revenues over five years.

 Sales of CentraNet R, our flagship product, continued to grow in 1993 as we negotiated service contracts with both the General Services Administration and Los Angeles County. GTE California also partnered with the City of Long Beach to install the nation's first citywide Integrated System Digital Network (ISDN) which will give the city simplified dialing, reduced toll rates, and nearly unlimited capacity for voice, data and video transmission.

 MARSHALLING THE POWER OF OUR EMPLOYEES

 All of our achievements were made possible by talented employees that, at every level, demonstrated dedication, innovation and outstanding teamwork. We were able to maintain service levels during the floods and fires that devastated Southern California in 1993. Driven mainly by the dedication and hard work of our employees, we kept outages to a minimum and responded to the needs of emergency crews so well that we were commended by both Governor Wilson and the California Public Utilities Commission.

 We are excited about the future of our Company. We are a major player in one of the world's most dynamic and fastest growing industries, and we are taking the right steps to ensure our success in the future. We will continue to pursue the strategies that have made us the provider of choice with our customers in this evolving era of telecommunications.


 LARRY J. SPARROW                       SUSAN L. CLAY
 Area President-West                    Acting Regional Vice President-
                                         General Manager-California



- -------------------------               TRANSFER AGENT AND REGISTRAR
|                       |               GTE Corporation
|                       |               c/o Bank of Boston
|                       |               P.O. Box 9191
________________________                Boston, Massachusetts 02205-9191
 Executive Offices
 One GTE Place                          FOR A COPY OF THE 1993 ANNUAL REPORT
 Thousand Oaks, California              OF OUR PARENT COMPANY, PLEASE WRITE TO:
 91362-3811                             GTE Corporation
                                        One Stamford Forum
                                        Stamford, Connecticut 06904

                                        FOR A COPY OF THE 1993 ANNUAL FORM 10-K
                                        FILED WITH THE SECURITIES AND EXCHANGE
                                        COMMISSION, PLEASE WRITE TO:
                                        GTE Telephone Operations
                                        Financial Reporting
                                        P.O. Box 407, MC INAAACG
                                        Westfield, IN 46074
                                        (317) 896-6464

LEADERSHIP

Officers

                Larry J. Sparrow
                Area President-West

                Susan L. Clay
                Acting Regional Vice
                 President-General Manager-
                 California

                Clark Michael Crawford
                Area Vice President-
                 General Manager


                Gerald K. Dinsmore
                Senior Vice President-Finance
                 and Planning

                Jorge Jackson
                 Area Vice President-
                  Public Affairs

                Timothy J. McCallion
                Area Vice President-Regulatory
                 and Governmental Affairs

                Robert G. McCoy
                Area Vice President-Sales

                Richard J. Nordman
                Area Vice President-Finance



                Kenneth K. Okel
                Area Vice President-
                 General Counsel and
                 Secretary

                Ronald E. Pejsa
                Area Vice President-
                 Human Resources

                William M. Edwards, III
                Controller


 __________________________________________________________________________

  Board of Directors

                Richard M. Cahill
                Vice President-General Counsel
                GTE Telephone Operations

                Clark Michael Crawford
                Area Vice President-
                 General Manager
                GTE California Incorporated





                Gerald K. Dinsmore
                Senior Vice President-
                 Finance and Planning
                GTE Telephone Operations

                Michael B. Esstman
                Executive Vice President-
                 Chief Operating Officer
                GTE Telephone Operations

                Kent B. Foster
                President
                GTE Telephone Operations

                Larry J. Sparrow
                Area President-West
                GTE California Incorporated
                GTE Northwest Incorporated
                Chairman of the Board and
                 Chief Executive Officer
                GTE Hawaiian Telephone Company
                 Incorporated

                Thomas W. White
                Executive Vice President
                GTE Telephone Operations

FINANCIAL REPORT
_------____________________________________________________________________

Consolidated Statements of Income

Years ended December 31                    1993          1992         1991
___________________________________________________________________________
                                           (Thousands of Dollars)

Operating revenues(a):
  Local network services                $  975,780    $  937,797   $  960,224
  Network access services                  616,122       663,154      667,525
  Long distance services                 1,003,154     1,022,330    1,010,236
  Equipment sales and services             163,546       180,281      177,891
  Other                                    116,176       117,456      148,167
______________________________________________________________________________
                                         2,874,778     2,921,018    2,964,043
______________________________________________________________________________

Operating expenses (b):
  Cost of sales and services              666,772       679,095      702,458
  Depreciation and amortization           583,066       563,540      591,287
  Marketing, selling, general and
    administrative                        896,617       902,389      856,443
  Restructuring costs                     445,175            --           --
______________________________________________________________________________
                                        2,591,630     2,145,024    2,150,188
- ------------------------------------------------------------------------------
Net operating income                      283,148       775,994      813,855
______________________________________________________________________________

Other (income) deductions:
  Interest expense                        121,117       131,527      140,977
  Other--net                               (2,123)       (7,992)     (12,304)
______________________________________________________________________________

Income before income taxes                164,154       652,459      685,182
______________________________________________________________________________

Income taxes                               70,535       237,089      242,724
______________________________________________________________________________

Income before extraordinary charge         93,619       415,370      442,458
______________________________________________________________________________

Extraordinary charge--early retirement
 of debt (net of income taxes of
 $13,554)                                  20,214            --           --
______________________________________________________________________________

Net income                              $  74,405    $  415,370    $  442,458
______________________________________________________________________________
______________________________________________________________________________
(a) Includes billings to affiliates of $136,800, $135,043 and $159,636 for the years 1993-1991, respectively.

(b) Includes billings from affiliates of $307,083, $305,795 and $272,362 for the years 1993-1991, respectively.

 Consolidated Statements of Reinvested Earnings
 _____________________________________________________________________________
 Year ended December 31                     1993          1992         1991
 ______________________________________________________________________________
                                             (Thousands of Dollars)
 Balance at beginning of year          $1,095,625    $1,057,277    $1,136,649
 Add--
   Net income                              73,405       415,370       442,458
 Deduct--
   Cash dividends declared on
    common stock                          355,000       372,267       516,620
   Cash dividends declared on
    preferred stock                         4,790         4,755         5,210
_______________________________________________________________________________
Balance at end of year                 $  809,240    $1,095,625    $1,057,277
_______________________________________________________________________________
See Notes to Consolidated Financial Statements


Consolidated Balance Sheets

December 31                                       1993              1992
________________________________________________________________________________
                                                 (Thousands of Dollars)

ASSETS
Current Assets:
  Cash                                          $    6,620     $   12,768
  Accounts receivable
    Customers (including unbilled revenues)        458,496        476,841
    Affiliated companies                             8,047          3,171
    Other                                           76,205         63,354
    Allowance for uncollectible accounts           (51,980)       (20,752)
  Notes receivable                                  28,402             --
  Materials and supplies, at average cost           37,361         41,976
  Deferred income tax benefits                      94,459         33,714
  Prepayments and other                             15,512          9,804
________________________________________________________________________________
                                                   673,122        622,876
________________________________________________________________________________
Property, plant and equipment:
  Original cost                                  8,215,120      7,940,082
  Accumulated depreciation                      (3,252,741)    (2,900,851)
________________________________________________________________________________
                                                 4,962,379      5,039,231
________________________________________________________________________________
Prepaid pension cost                               233,640        134,626
________________________________________________________________________________
Other assets                                       125,630        131,382
________________________________________________________________________________
Total assets                                    $5,994,771     $5,928,115
________________________________________________________________________________
________________________________________________________________________________

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term debt                               $  608,157     $  116,691
  Current maturities of long-term debt              85,567         25,970
  Accounts payable                                 125,061        150,246
  Affiliate payables and accruals                  107,659        106,178
  Advanced billings and customer deposits           51,275         45,439
  Accrued taxes                                     86,299         83,600
  Accrued interest                                   8,746         16,092
  Accrued payroll and vacations                     81,777         79,470
  Accrued dividends                                111,046         48,144
  Accrued restructuring costs and other            279,675         90,515
________________________________________________________________________________
                                                 1,545,262        762,345
________________________________________________________________________________
Long-term debt                                     860,398      1,567,017
________________________________________________________________________________
Deferred credits:
  Deferred income taxes                            606,955        674,692
  Deferred investment tax credits                   89,092        113,275
  Restructuring costs and other                    611,154        242,491
________________________________________________________________________________
                                                 1,307,201      1,030,458
________________________________________________________________________________
Shareholders' equity:
  Preferred stock                                   81,866         81,866
  Common stock (69,438,190 shares outstanding)   1,388,764      1,388,764
  Other capital                                      2,040          2,040
  Reinvested earnings                              809,240      1,095,625
________________________________________________________________________________
                                                 2,281,910      2,568,295
________________________________________________________________________________
Total liabilities and shareholders' equity      $5,994,771     $5,928,115
________________________________________________________________________________
________________________________________________________________________________
See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Years ended December 31                        1993         1992         1991
________________________________________________________________________________
                                               (Thousands of Dollars)
Cash flows from operating activities:
  Income before extraordinary charge       $   93,619   $  415,370   $  442,458
  Adjustments to reconcile income before
   extraordinary charge to net cash
   from operating activities:
     Depreciation and amortization            583,066       563,540     591,287
     Restructuring costs                      445,175            --          --
     Deferred income taxes and investment
      tax credits                            (206,475)       (9,425)    (60,233)
     Provision for uncollectible accounts      85,365        83,779      80,249
     Change in current assets and
      current liabilities                     (64,124)       12,131     (74,690)
     Other--net                                55,205       (29,361)    (24,553)
________________________________________________________________________________
     Net cash from operating activities       991,831     1,036,034     954,518
________________________________________________________________________________
Cash flows from investing activities:
  Capital expenditures                       (503,950)     (536,035)   (601,236)
  Other--net                                   11,581        (2,822)     10,856
- --------------------------------------------------------------------------------
     Net cash used in investing activities   (492,369)     (538,857)   (590,380)
- --------------------------------------------------------------------------------
Cash flows from financing activities:
  Long-term debt issued                       149,601        50,000      50,000
  Early retirement of debts and
   related call premium                      (823,300)           --          --
  Long-term debt and preferred stock
   retired                                   (176,489)      (22,205)   (185,369)
  Dividends paid to shareholders             (296,888)     (453,149)   (495,465)
  Increase (decrease) in short-term debt      641,466       (72,709)    271,876
________________________________________________________________________________
    Net cash used in financing activities    (505,610)     (498,063)   (358,958)
________________________________________________________________________________
Increase (decrease) in cash                    (6,148)         (886)      5,180

Cash:
  Beginning of year                            12,768         13,654      8,474
________________________________________________________________________________
  End of year                              $    6,620     $   12,768  $  13,654
________________________________________________________________________________
________________________________________________________________________________

See Notes to Consolidated Financial Statements.



Notes To Consolidated Financial Statements

1. Summary of Accounting Policies

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of GTE California Incorporated (the Company) and its wholly-owned subsidiary GTEL. All significant intercompany transactions have been eliminated. The Company is a wholly-owned subsidiary of GTE Corporation (GTE).

TRANSACTIONS WITH AFFILIATES

 PURCHASES

Certain affiliated companies supply construction and maintenance materials, supplies and equipment to the Company. These purchases amounted to $152.7 million, $126.0 million and $159.0 million for the years 1993-1991, respectively. Such purchases are recorded in the accounts of the Company at cost including a normal return realized by the affiliates.

The Company is billed for printing and other costs for the production of telephone directories, data processing services and equipment rentals, and receives management, consulting, research and development and pension management services from other affiliated companies. These charges amounted to $307.1 million, $305.8 million and $272.4 million for the years 1993-1991, respectively. The amounts charged for these affiliated transactions are based on a proportional cost allocation method which reflects management's best estimate.

REVENUES

The Company has an agreement with GTE Directories Corporation (100% owned by GTE), whereby the Company provides its subscriber lists, billing and collection and other services. Revenues from these services amounted to $136.8 million, $135.0 million and $159.6 million for the years 1993-1991, respectively.

TELEPHONE PLANT

Maintenance and repairs are charged to income as incurred. Additions to, replacements and renewals of property are charged to telephone plant accounts. Property retirements are charged in total to the accumulated depreciation account. No adjustment to depreciation is made at the time properties are retired or otherwise disposed of, except in the case of significant sales of property where profit or loss is recognized.

The Company provides for depreciation on telephone plant using the straight-line remaining life method, based upon rates prescribed by the California Public Utilities Commission (CPUC) and adopted by the Federal Communications Commission
(FCC). The provisions for depreciation and amortization were equivalent to composite annual rates of 7.4%, 7.4% and 7.8% for the years 1993-1991, respectively.

REGULATORY ACCOUNTING

The Company follows the accounting prescribed by the Uniform System of Accounts of the FCC and the CPUC and Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." This accounting recognizes the economic effects of rate regulation by recording costs and a return on investment as such amounts are recovered through rates authorized by regulatory authorities. The Company annually reviews the continued applicability of SFAS No. 71 based upon the current regulatory and competitive environment.

REVENUE RECOGNITION

Revenues are recognized when earned. This is generally based on usage of the Company's local exchange networks or facilities. For other products and services, revenue is recognized when products are delivered or services are rendered to customers. Long-term contracts are generally accounted for using the percentage-of-completion method with revenues recognized in the proportion that costs incurred bear to the estimated total costs to completion. Expected losses, if any, are charged to income currently.

MATERIALS AND SUPPLIES

Materials and supplies are stated at the lower of cost or market value.

EMPLOYEE BENEFIT PLANS

Effective January 1, 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The new standard requires that the expected costs of postretirement benefits be charged to expense during the years that the employees render service. The Company elected to adopt this new accounting standard on the delayed recognition method and commencing January 1, 1993, began amortizing the estimated unrecorded accumulated postretirement benefit obligation over twenty years. Prior to the adoption of SFAS No. 106, the cost of these benefits was charged to expense as paid.

The Company also adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits" effective January 1, 1993. SFAS No. 112 requires employers to accrue the future cost of benefits provided to former or inactive employees and their dependents after employment but before retirement. Previously, the cost of these benefits was charged to expense as paid. The impact of this change in accounting on the Company's results of operations was immaterial.

INCOME TAXES

Investment tax credits were repealed by the Tax Reform Act of 1986 (the Act). Those credits claimed prior to the Act were deferred and are being amortized over the lives of the properties giving rise to the credits.

As further explained in Note 7, during the fourth quarter of 1992, the Company adopted SFAS No. 109, "Accounting for Income Taxes," retroactive to January 1, 1992. SFAS No. 109 changed the method by which companies account for income taxes. Among other things, the Statement requires that deferred tax balances be adjusted to reflect new tax rates when they are enacted into law. The impact of this change in accounting on the Company's results of operations was immaterial.

FINANCIAL INSTRUMENTS

The fair values of financial instruments other than long-term debt, closely approximate their carrying value. The estimated fair value of long-term debt at December 31, 1993 and 1992, based on either reference to quoted market prices or an option pricing model, exceeded the carrying value by approximately $9 million and $49 million, respectively.

PRIOR YEARS' FINANCIAL STATEMENTS

Reclassifications of prior year data have been made in the financial statements to conform to the 1993 presentation.

2. Restructuring and Merger Costs

Results for 1993 include a one-time pretax restructuring charge of $445.2 million related to the Company's re-engineering plan over the next three years. The re-engineering plan will redesign and streamline processes to improve customer-responsiveness and product quality, reduce the time necessary to introduce new products and services and further reduce costs. The re-engineering plan includes $171.6 million to upgrade or replace existing customer service and administrative systems and enhance network software, $193.4 million for employee separation benefits associated with workforce reductions and $52.5 million primarily for the consolidation of facilities and operations and other related costs.

During 1993, the Company offered various voluntary separation programs to its employees. These programs resulted in a pretax charge of $34.7 million which reduced net income by $21.2 million.

In March 1991, the merger of the Company's parent, GTE, and Contel Corporation (Contel) was consummated. In a decision issued on March 13, 1991 the CPUC issued a decision that approved a stipulation agreement which tentatively approved the merger of GTE and Contel. The decision also established a second phase of the proceeding in which GTE was directed to file a complete showing that the merger meets certain California statutory requirements. GTE was also ordered to submit a plan for the merger of any of the Contel and GTE regulated California subsidiaries. On September 14, 1992 the Company and Contel of California, Inc. joined with GTE and Contel in filing a comprehensive plan with the CPUC to merge Contel of California, Inc. into the Company. The filing also contained detailed information to demonstrate that the parent company merger should be finally approved.

On December 23, 1993, an Administrative Law Judge issued a proposed Phase II order allowing the merger of Contel of California, Inc. and GTE California Incorporated. The order is expected to be finalized in the first quarter of 1994. The proposed order would add a third phase to the merger proceeding in which the issues of a start-up revenue requirement for Contel's pre-merger operations and rate integration of the respective company tariffs will be considered.

3. Preferred Stock

Cumulative preferred stock, not subject to mandatory redemption, exclusive of amounts held in treasury, as of December 31, 1993 and 1992 is as follows:

                                           Shares              Amount*
- -----------------------------------------------------------------------------
Authorized
  $ 20 par value                          2,499,174
  $100 par value                            500,000
- -----------------------------------------------------------------------------
                                          2,999,174
- -----------------------------------------------------------------------------
Outstanding
  $20 par value--
   4-1/2% Series (issued in 1945)           280,312            $ 5,606
   4-1/2% Series (issued in 1956)           718,862             14,378
   5    % Series                          1,500,000             30,000
  $100 par value--
   7.48% Series                             318,821             31,882
- -----------------------------------------------------------------------------
    Total                                 2,817,995            $81,866
- -----------------------------------------------------------------------------
*Thousands of Dollars

At the Company's option, these series of preferred stock are redeemable at premiums, in whole or in part, on thirty days notice. The Company purchased 57,365 shares of 7.48% Series during 1991 which were held in treasury and retired in 1992.

The 4-1/2% Series (1945 issue) is entitled to one vote per share, with the right to vote cumulatively in the election of directors. Otherwise, the preferred shareholders have no voting rights.

No shares of preferred stock were reserved for officers and employees, or for options, warrants, conversions or other rights. The Company is not in arrears in its dividend payments at December 31, 1993.

4. Common Stock

The authorized common stock of the Company consists of 100,000,000 shares with a par value of $20 pr share. All outstanding shares of common stock are held by GTE.

There were no shares of common stock held by or for the account of the Company and no shares were reserved for officers and employees, or for options, warrants, conversions or other rights.

At December 31, 1993, $4.8 million of reinvested earnings were restricted as to the payment of cash dividends on common stock under the most restrictive terms of the Company's Articles of Incorporation.

5. Long-Term Debt

Long-term debt outstanding, exclusive of current maturities, is as follows:

December 31                                        1993              1992
- -----------------------------------------------------------------------------
                                                   (Thousands of Dollars)

First Mortgage Bonds:
   4-1/2% Series P,  due 1994                   $     --        $   35,000
   4-1/2% Series Q,  due 1995                     35,000            35,000
   5    % Series R,  due 1995                     40,000            40,000
   6    % Series S,  due 1996                     45,000            45,000
   6-1/2% Series T,  due 1997                     55,000            55,000
   7-1/8% Series U,  due 1998                     60,000            60,000
   9-1/4% Series V,  due 1999                         --            60,000
   7-5/8% Series X,  due 2001                     50,000            50,000
   8-1/2% Series Y,  due 2007                         --           125,000
   8-7/8% Series Z,  due 2008                         --            50,000
  10-1/8% Series AA, due 2009                         --            75,000
  11    % Series NN, due 2015                         --            75,000
   9-3/8% Series PP, due 2026                         --           300,000
   8-1/8% Series QQ, due 1996                         --           125,000
   7-3/4% Series RR, due 1998                     75,000            75,000
   8-5/8% Series SS, due 2016                         --           100,000
   6-1/4% Series TT, due 1998(a)                 150,000                --
- -----------------------------------------------------------------------------
                                                 510,000         1,305,000
- -----------------------------------------------------------------------------
Sinking Fund Debenture:
   8-7/8%, due 1996                                   --            25,500
- -----------------------------------------------------------------------------
Other:
   8-5/8% GTE Finance Corporation promissory
     note, due 1994                                   --            25,000
   8.16% GTE Finance Corporation promissory
     note, due 1994                                   --            25,000
   6-1/4% GTE Finance Corporation promissory
     note, due 1995                               50,000            50,000
   Commercial paper refinanced                   300,000(b)        150,000(a)
- -----------------------------------------------------------------------------
Capitalized Leases                                 1,457             2,043
- -----------------------------------------------------------------------------
   Total principal amount                        861,457         1,582,543
- -----------------------------------------------------------------------------
Discount                                          (1,059)          (15,526)
- -----------------------------------------------------------------------------
   Total long-term debt                         $860,398        $1,567,017
- -----------------------------------------------------------------------------
(a) In 1993, the Company issued $150 million of 6-1/4% First Mortgage Bonds, due 1998 to refinance commercial paper.
(b) In 1994, the Company issued $300 million of 5-5/8% Debentures, Series A, due 2001 to refinance commercial paper.

All outstanding Series QQ, 8-1/8% First Mortgage Bonds were retired in 1993 with proceeds from borrowings of commercial paper.

In November 1993, the Company called $785 million of high-coupon first mortgage bonds with proceeds from commercial paper borrowings. These bonds had coupons ranging from 8.5% to 11%. In February 1994, the Company issued $300 million of 5-5/8% Debentures, due 2001 to refinance a portion of the bonds being called. The Company plans to refinance the remaining called bonds in early 1994 at lower current interest rates. The cost of calling these bonds is reflected as an extraordinary after-tax charge of $20.2 million in the Consolidated Statements of Income.

The aggregate principal amount of bonds and debentures that may be issued is subject to the restrictions and provisions of the Company's indentures.

None of the securities shown above were held in sinking or other special funds of the Company or pledged by the Company.

Debt discount on the Company's outstanding long-term debt is amortized over the lives of the respective issues.

Maturities, installments and sinking fund requirements (excluding amounts to be satisfied by securities held by the Company) for the five-year period from January 1, 1994 are summarized below (in thousands of dollars):

              -----------------------------------------
                   1994                    $ 85,567
                   1995                     125,318
                   1996                      45,276
                   1997                      55,290
                   1998                     285,304
              -----------------------------------------

Substantially all of the Company's telephone plant is subject to the liens of the indentures under which the bonds listed above were issued.

6. Short-Term Debt

The Company finances part of its construction program through the use of interim short-term loans which are generally refinanced at a later date by issues of long-term debt or equity. Information relating to short-term borrowings is as follows:

                                         1993          1992        1991
- -----------------------------------------------------------------------------
                                             (Thousands of Dollars)
During the year--
  Commercial paper--
    Maximum month-end balance        $843,500(a)    $296,434     $282,050
    Average monthly balance(b)        $189,432       $204,937     $ 82,422
    Weighted average interest rate(c)     3.39%          3.83%        5.29%

At December 31--
  Balance outstanding--
    Note payable to GTE               $ 31,857       $ 30,481     $ 57,350
    Average interest rate                 3.11%          3.99%        5.14%
    Commercial paper(d)               $576,300       $ 86,210     $282,050
    Average interest rate                 3.37%          3.53%        4.79%
- -----------------------------------------------------------------------------
(a) Includes commercial paper borrowings used to call $785 million of long-term debt in November 1993.
(b) Includes $300 million of commercial paper in 1993 which was refinanced in 1994 with 5-5/8% Debentures. Includes $150 million of commercial paper in 1992 which was refinanced in 1993 with 6-1/4% First Mortgage Bonds.
(c) Calculated by dividing the annualized interest expense by the average of the balances of the debt outstanding at the end of each month.
(d) Excludes $300 million of commercial paper in 1993 which was refinanced in 1994 with 5-5/8% Debentures, which has been included in long-term debt in 1993. Excludes $150 million of commercial paper in 1992 which was refinanced with 6-1/4% First Mortgage Bonds, which has been included in long-term debt in 1992.

 Unused lines of credit available to the Company to support outstanding commercial paper and other short-term financing needs are $2.0 million. In addition, a $2.3 billion line is available to the Company through shared lines of credit with GTE and other affiliates. These arrangements require payment of annual commitment fees of .1% of the unused lines of credit.

 7. Income Taxes

 The provision for income taxes is as follows:

                                        1993           1992           1991
 ----------------------------------------------------------------------------
                                              (Thousands of Dollars)
 Current
   Federal                          $ 206,661      $ 175,492      $ 213,489
   State                               70,349         71,022         89,468
 ----------------------------------------------------------------------------
     Total                            277,010        246,514        302,957
 ----------------------------------------------------------------------------
 Deferred
   Federal                           (138,179)       25,984        (10,541)
   State                              (44,113)       (2,556)       (13,649)
 ----------------------------------------------------------------------------
     Total                           (182,292)       23,428        (24,190)
 ----------------------------------------------------------------------------
 Amortization of deferred
   investment tax credits             (24,183)      (32,853)       (36,043)
 ----------------------------------------------------------------------------
     Total                          $  70,535      $237,089       $242,724
 ----------------------------------------------------------------------------

 The components of deferred income tax expense (benefit) are as follows:

                                       1993          1992            1991
 ----------------------------------------------------------------------------
                                             (Thousands of Dollars)

 Depreciation and amortization      $ (21,307)     $ 21,875       $(12,553)
 Employee benefit obligations          (7,725)      (14,590)         7,913
 Revenues                               5,318         9,032         14,817
 Prepaid pension cost                   9,843         1,307         (7,170)
 Restructuring cost                  (160,312)           --             --
 Other--net                            (8,109)        5,804        (27,197)
 ----------------------------------------------------------------------------
     Total                          $(182,292)     $ 23,428       $(24,190)
 ----------------------------------------------------------------------------

 A reconciliation between the statutory Federal income tax rate and the effective income tax rate is as follows:

                                        1993           1992          1991
 ----------------------------------------------------------------------------

 Statutory Federal income tax rate      35.0%          34.0%          34.0%
   State income tax, net of
     Federal income tax benefits        10.5            6.9            7.3
   Amortization of deferred
     investment tax credits            (14.7)          (5.0)          (5.2)
   Depreciation of telephone plant
     construction costs previously
     deducted for tax purposes--net     13.3            3.1            3.2
   Rate differentials applied to
     reversing temporary differences    (3.0)          (0.9)          (2.2)
   Other differences--net                1.9           (1.8)          (1.7)
 ----------------------------------------------------------------------------
 Effective income tax rate              43.0%          36.3%          35.4%
 ----------------------------------------------------------------------------

 As a result of implementing SFAS No. 109, the Company recorded additional deferred income tax liabilities primarily related to temporary differences which had not previously been recognized in accordance with established rate-making practices. Since the manner in which income taxes are treated for rate-making has not changed, pursuant to SFAS No. 71 a corresponding regulatory asset was also established. In addition, deferred income taxes were adjusted and a regulatory liability established to give effect to the current statutory Federal income tax rate and for unamortized investment tax credits. The net unamortized regulatory asset balance at December 31, 1993 of $2.8 million and the net unamortized regulatory liability balance at December 31, 1992 of $24.8 million are reflected as other assets and other deferred credits, respectively, in the accompanying Consolidated Balance Sheets. These amounts are being amortized over the lives of the related depreciable assets concurrent with recovery in rates and in conformance with the provisions of the Internal Revenue Code. The assets and liabilities established in accordance with SFAS No. 71 have been increased for the tax effect of future revenue requirements.

 The tax effects of all temporary differences that give rise to the deferred tax liability and deferred tax asset at December 31 are as follows:

                                          1993          1992
               --------------------------------------------------
                                        (Thousands of Dollars)
               Depreciation and
                 amortization          $ 682,818      $671,308
               Employee benefit
                 obligations             (32,430)      (24,705)
               Prepaid pension cost      (21,707)      (31,550)
               Restructuring cost       (160,312)           --
               Other--net                 44,127        25,925
               --------------------------------------------------
                 Total                 $ 512,496      $640,978
               -------------------------------------------------

8. Employee Benefit Plans

RETIREMENT PLANS

The Company has trusteed, noncontributory, defined benefit pension plans covering substantially all employees. The benefits to be paid under these plans are generally based on years of credited service and average final earnings. The Company's funding policy, subject to the minimum funding requirements of U.S. employee benefit and tax laws, is to contribute such amounts as are determined on an actuarial basis to provide the plans with assets sufficient to meet the benefit obligations of the plans. The assets of the plans consist primarily of corporate equities, government securities and corporate detb securities.

The net pension (credit)/expense for 1993-1991 includes the following components:


                                            1993       1992       1991
- ----------------------------------------------------------------------
                                              (Thousands of Dollars)
Service cost--benefits earned during
the period                                $ 45,466   $ 46,521   $ 50,479
Interest cost on projected benefit
obligations                                105,260    106,468    100,690
Actual return on plan assets              (373,149)  (130,118)  (419,082)
Other--net                                 148,222    (79,044)   237,322

  Net pension (credit)/expense             (74,201)   (56,173)   (30,591)

Adjustment to reflect differing
regulatory treatment                        56,044     52,059     46,279

  Net pension (credit)/expense
  recognized                              $(18,157)  $ (4,114)  $ 15,688
- ------------------------------------------------------------------------
The expected long-term rate of return on plan assets was 8.25% for 1993 and 1992 and 8.0% in 1991.

The regulatory adjustment reflects the use of the aggregate cost method as required by the CPUC. This additional expense represents a liability to the ratepayers of $263.7 million and $201.2 million at December 31, 1993 and 1992, respectively, and is reflected in other deferred credits in the accompanying Consolidated Balance Sheets.

The funded status of the plans at December 31, 1993 and 1992 was as follows:


                                                  1993        1992
- ---------------------------------------------------------------------
                                               (Thousands of Dollars)
Plan assets at fair value                     $2,348,810   $2,342,552
Projected benefit obligation                   1,233,202    1,366,588
- ---------------------------------------------------------------------
Excess of assets over projected obligation     1,115,608      975,964
Unrecognized net transition asset               (194,456)    (247,398)
Unrecognized net gain                           (687,512)    (593,940)

  Prepaid pension cost                        $  233,640   $  134,626
- ---------------------------------------------------------------------
The projected benefit obligations at December 31, 1993 and 1992 include accumulated benefit obligations of $979.7 million and $979.2 million and vested benefit obligations of $887.5 million and $866.3 million, respectively.

Assumptions used to develop the projected benefit obligations at December 31, 1993 and 1992 were as follows:
                                                 1993        1992
- ------------------------------------------------------------------
Discount rate                                   7.5 %        8.0%
Rate of comparison increase                     5.25%        6.0%


POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
As described in Note 1, effective January 1, 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

Substantially all of the Company's employees are covered under postretirement health care and life insurance benefit plans. The health care benefits paid under the plans are generally based on comprehensive hospital, medical and surgical benefit provisions, while the life insurance benefits are currently based on annual earnings at the time of retirement. The Company funds amounts for postretirement benefits as deemed appropriate from time to time.

The postretirement benefit cost for 1993 includes the following components (in thousands of dollars):

                                                           1993
- ----------------------------------------------------------------
Service cost--benefits earned during the period          $12,991
Interest cost on accumulated postretirement
benefit obligation                                        52,325
Actual return on plan assets                              (2,343)
Amortization of transition obligation                     32,735
  Postretirement benefit cost                            $95,708
- ----------------------------------------------------------------
During 1992 and 1991, the cost of postretirement health care and life insurance benefits on a pay-as-you-go basis was $16.0 million and $13.1 million, respectively.

The following table sets forth the plans' funded status and the accrued obligation as of December 31, 1993 (in thousands of dollars):

                                                           1993
- -----------------------------------------------------------------
Accumulated postretirement benefit obligation
attributable to:
  Retirees                                              $ 514,228
  Fully eligible active plan participants                   4,223
  Other active plan participants                          159,527
Total accumulated postretirement benefit obligation       677,978
Fair value of plan assets                                  70,896
- -----------------------------------------------------------------
Excess of accumulated obligation over plan assets         607,082
Unrecognized transition obligation                       (518,976)
Unrecognized net loss                                     (53,993)

  Accrued postretirement benefit obligation             $  34,113
- -----------------------------------------------------------------
The assumed discount rate used to measure the accumulated postretirement benefit obligation was 7.5% at December 31, 1993. The expected long-term rate of return on plan assets was 8.25% for 1993. The assumed health care cost trend rate in 1993 was 13% for pre-65 participants and 9.5% for post-65 retirees, each rate declining on a graduated basis to an ultimate rate in the year 2004 of 6%. A one percentage point increase in the assumed health care cost trend rate for each future year would have increased 1993 costs by $10.6 million and the accumulated postretirement benefit obligation at December 31, 1993 by $73.6 million.

During 1993, the Company made certain changes to its postretirement health care and life insurance benefits for non-union employees that are effective January 1, 1995. These changes include, among others, newly established limits to the Company's annual contribution to postretirement medical costs and a revised sharing schedule based on a retiree's years of service. The net effect of these changes reduced the accumulated benefit obligation at December 31, 1993 by $132.7 million.

SAVINGS PLANS

The Company sponsors savings plans under section 401(k) of the Internal Revenue Code. The plans cover substantially all full-time employees. Under the plans, the Company provides matching contributions in GTE common stock based on qualified employee contributionsl Matching contributions charged to income were $10.2 million, $11.2 million and $9.9 million in the years 1993-1991, respectively.

9. Commitments and Contingencies

The Company's anticipated construction costs for 1994 are approximately $460 million, for which the Company had substantial purchase commitments as of December 31, 1993.

The Company has noncancelable lease contracts covering certain buildings, office space and equipment. The lease contracts contain varying renewal options for terms up to 27 years.

Minimum rental commitments for noncancelable leases for periods subsequent to December 31, 1993 are as follows (in thousands of dollars):

1994                    $14,823
1995                     10,440
1996                      8,149
1997                      3,765
1998                      3,540
Thereafter                8,166
- -------------------------------
  Total minimum
  rental commitments    $48,883
- -------------------------------
The total amount of rents charged to expense was $31.3 million, $35.5 million and $38.9 million for the years 1993-1991, respectively.


10. Regulatory Matters

The Company is subject to regulation by the FCC for interstate business and the CPUC for intrastate operations.

INTRASTATE SERVICES

Effective January 1, 1990, the CPUC adopted the new regulatory framework (NRF) for the Company and Pacific Bell. The new framework replaced the traditional "rate case" process with a framework that is centered around a Price Cap Index
(PCI) mechanism with "sharing" of earnings above a benchmark rate of return. This plan is designed to stimulate productivity and efficiencies with a portion of these gains flowing directly to the customer.

Under NRF, rates are adjusted annually by a Price Cap Index, based on inflation minus a productivity improvement factor. Rates for partially competitive services (i.e., Centrex and custom calling features) may be priced below the price cap within a range set by the CPUC. Rates are also adjusted for exogenous events that are beyond the control of management as defined in this plan. Fully competitive services (i.e., directory advertising) are not subject to pricing limits set by the CPUC.

Under NRF, the Company shares with its customers one half of all intrastate earnings (those earnings subject to the CPUC regulation) over a 13% rate of return benchmark level. The Company is required to refund to customers all earnings over 16.5%. On December 27, 1990, the CPUC issued an order authorizing the Company to increase its rates in 1991 by a total of $6.9 million based on the change in the price cap index. The 1992 index adjustment resulted in a rate reduction of approximately $29.7 million, which the CPUC approved in an order issued December 18, 1991. The 1993 price cap index adjustment resulted in a rate increase of $11.0 million, which the CPUC approved in an order issued December 16, 1992. The primary reason for the 1993 increase was due to exogenous recovery of incremental costs associated with postretirement benefits other than pensions. In 1991, 1992, and 1993 the Company refunded to its customers $7.6 million, $29.7 million, and $32.5 million, respectively, in accordance with the "sharing mechanism" of the NRF. The refunds represent 50% of the Company's 1990, 1991 and 1992 intrastate earnings over the 13% rate of return benchmark.

In May 1992, the CPUC initiated a proceeding to review the NRF plan. On September 1, 1993, the CPUC ordered that modifications be made to the Company's NRF plan. Effective January 1, 1994, the Company is required to refund to customers all earnings over a 15.5% rate of return. As part of the settlement agreement approved by the CPUC, the CPUC eliminated the previous sharing mechanism where half of any earnings over the 13% rate of return benchmark would be refunded to ratepayer and the Company agreed to reduce its rates by $53 million. On December 17, 1993, the CPUC approved the Company's 1994 price cap index filing which resulted in a rate reduction of approximately $100.5 million. This reduction includes the $53.0 million rate reduction agreed to by the Company in the NRF review.

A proceeding is currently underway to change the pricing structure of intraLATA services to reduce cross-subsidies and to align the Company's prices closer to their underlying costs. This proceeding, which should be concluded in the second quarter of 1994, is expected to lower the Company's toll and access prices and raise local rates, thereby placing the Company in a better position for future competition in the intraLATA market.

INTERSTATE SERVICES

For the provision of interstate services, the Company operates under the terms of the FCC's price cap incentive plan. The "price cap" mechanism serves to limit the rates a carrier may charge, rather than just regulating the rate of return which may be achieved. Under this approach, the maximum price that the local exchange carrier (LEC) may charge is increased or decreased each year by a price index based upon inflation less a predetermined productivity target. LECs may within certain ranges price individual services above or below the overall cap.

As a safeguard under its new price cap regulatory plan, the FCC has also adopted a productivity sharing feature. Because of this feature, under the minimum productivity-gain option, the Company must share equally with its ratepayers any realized interstate return above 12.25% up to 16.25%, and all returns higher than 16.25%, by temporarily lowering prospective prices. During 1994, the FCC is scheduled to review the LEC price cap plan to determine whether it should be continued or modified.

In 1992, the Company's rates were voluntarily reduced by $11.1 million effective July 1, 1992, $6.3 million effective July 17, 1992, $17.6 million effective October 2, 1992 and $45.0 million effective December 15, 1992.


SIGNIFICANT CUSTOMERS

Revenues received from AT&T include amounts for access, billing and collection and interexchange leased facilities revenues during the years 1993-1991 under various arrangements and amounted to $282.4 million, $349.1 million and $355.6 million, respectively.

11. Supplemental Cash Flow Disclosures

Set forth below is information with respect to changes in current assets and current liabilities, and cash paid for interest and income taxes:

                                               1993        1992        1991
- ------------------------------------------------------------------------------
                                                  (Thousands of Dollars)
(Increase) decrease in current assets:
  Accounts receivable--net                   $(51,519)   $(57,319)   $(207,030)
  Notes receivable                            (28,402)     15,207      139,324
  Materials and supplies                        4,615      29,473      (15,449)
  Other current assets                         (5,708)     14,124       (7,208)

Increase (decrease) in current liabilities:
  Accounts payable                            (25,185)     25,045      (16,826)
  Affiliate payables and accruals               1,481      21,884       (2,057)
  Advanced billings and customer deposits       5,836      (1,959)      (1,045)
  Accrued liabilities                          32,333     (38,407)         150
  Other                                         2,425       4,083       35,451
- ------------------------------------------------------------------------------
    Total                                    $(64,124)   $ 12,131    $ (74,690)
- ------------------------------------------------------------------------------
Cash paid during the year for:
  Interest                                   $123,560    $128,520    $ 133,784
  Income taxes                                237,255     280,173      300,889


12. Quarterly Financial Data (Unaudited)

Summarized 1993 and 1992 quarterly financial data is as follows:

                                 Operating   Net Operating
                                  Revenues     Income         Net Income
- ------------------------------------------------------------------------
                                         (Thousands in Dollars)
1993
  First Quarter                 $  708,073     $ 199,007      $ 102,789
  Second Quarter                   722,293       171,232         86,000
  Third Quarter(a)                 707,984       178,839         66,633
  Fourth Quarter(b)                736,428      (265,930)      (182,017)
- -----------------------------------------------------------------------
    Total                       $2,874,778     $ 283,148      $  73,405
- -----------------------------------------------------------------------
1992
  First Quarter                 $  713,565     $ 186,947      $  95,464
  Second Quarter                   753,552       228,990        123,566
  Third Quarter                    718,454       196,864        106,737
  Fourth Quarter                   735,447       163,193         89,603
- -----------------------------------------------------------------------
    Total                       $2,921,018     $ 775,994      $ 415,370
- -----------------------------------------------------------------------
(a) Net income includes a $20.2 million extraordinary charge for the early retirement of debt. Income before extraordinary charge is $86.8 million.

(b) Net operating income includes a $445.2 million pretax charge for restructuring costs which reduced net income by $274.2 million.


Report of Independent Public Accountants

To the Board of Directors and Shareholders of GTE California Incorporated:


We have audited the accompanying consolidated balance sheets of GTE California Incorporated (a California corporation and wholly-owned subsidiary of GTE Corporation) and subsidiary as of December 31, 1993 and 1992, and the related consolidated statements of income, reinvested earnings and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit als includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GTE California Incorporated and subsidiary as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 1993, the Company changed its method of accounting for postretirement benefits other than pensions. Also as discussed in Note 1, effective January 1, 1992, the Company changed its method of accounting for income taxes.

                                        ARTHUR ANDERSEN & CO.

Dallas, Texas
January 28, 1994.


Management Report

To Our Shareholders:

The management of the Company is responsible for the integrity and objectivity of the financial and operating information contained in this Annual Report, including the consolidated financial statements covered by the Report of Independent Public Accountants. These statements were prepared in conformity with generally accepted accounting principles and include amounts that are based on the best estimates and judgments of management.

The Company has a system of internal accounting controls which provides management with reasonable assurance that transactions are recorded and executed in accordance with its authorizatons, that assets are properly safeguarded and accounted for, and that financial records are maintained so as to permit preparation of financial statements in accordance with generally accepted accounting principles. This system includes written policies and procedures, an organizational structure that segregates duties, and a comprehensive program of periodic audits by the internal auditors. The Company has also instituted policies and guidelines which require employees to maintain the highest level of ethical standards.


LARRY J. SPARROW
Area President-West


GERALD K. DINSMORE
Senior Vice President-Finance and Planning


Management's Discussion and Analysis of
Financial Condition and Results of Operations

BUSINESS OPERATIONS

GTE California Incorporated (the Company), a wholly-owned subsidiary of GTE Corporation, provides local exchange, network access and long distance telecommunications services throughout Southern and Central California. The Company serves over 3.7 million access lines in its operating territories with a substantial number of these lines in Southern California. The Company also markets telecommunications equipment and other deregulated products and services through GTEL, a wholly-pwned subsidiary.

RESULTS OF OPERATIONS

Net income decreased $342 million for the year ended December 31, 1993 compared to the same peiod in 1992. The 1993 results include a one-time restructuring charge of $274 million, net of tax, related primarily to a re-engineeering plan. The re-engineering plan will redesign and streamline processes in order to improve customer-responsiveness and product quality, reduce the time necessary to introduce new products and services and further reduce costs. The results also reflect an extraordinary charge of $20 million, net of tax, related to the early extinguishment of debt. In November 1993, the Company called several issues of high-coupon first mortgage bonds. The Company plans to refinance these bonds during 1994 on a long-term basis at lower current interest rates. Also included in the 1993 results is a one-time charge of $21 million, net of tax, associated with the enhanced early retirement and voluntary separation programs completed during the second quarter.

Excluding the above charges, net income decreased 7% or $27 million in 1993. Net income in 1992 decreased 6% or $27 million. The 1993 decrease reflects lower operating revenues due to voluntary rate reductions in an ongoing effort to price services more competitively and the impact of the adoption of SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" effective January 1, 1993. The 1992 decrease was primarily due to lower operating revenues refleting 1992 rate reductions, lower directory advertising revenues and increased income tax expense, partially offset by lower operating expenses.

Local network service revenues, which are comprised mainly of fees charged to customers for providing local exchange service, increased 4% or $38 millon for the year ended December 31, 1993 and decreased 2% or $22 million for the year ended December 31, 1992. The 1993 increase is primarily due to a rate increase related to the Company's 1993 price cap index under the new regulatory framework, continued customer growth, as experienced through an increase in access lines, and increased revenue from CentraNet R and other enhanced features. The 1992 decrease was primarily the result of an annual rate reduction related to the Company's 1992 price cap index under the new regulatory framework, partially offset by continued customer growth, as experienced through an increase in access lines.

Network access service revenues represent the local telephone companies' charge to end users for access to the facilities of long distance carriers and the charge to long distance carriers for interconnection to local facilities. Network access service revenues decreased 7% or $47 million for 1993 and less than 1% or $4 million in 1992, The 1993 decrease is primarily the result of lower interstate rates partially offset by increased revenue from intralata cellular services. During 1992, the Company's interstate rates were voluntarily reduced by $11 million effective July 1, 1992, $6 million effective July 17, 1992, $18 million effective October 2, 1992 and $45 million effective December 15, 1992. The 1992 decrease was primarily due to the reduction of interstate switched access and common line rates and lower revenues from pooling arrangements, partially offset by increases in customer and long distance carrier usage and favorable settlements with a carrier.

The Company's revenues for long distance services from designated geographical areas are provided under a bill and keep arrangement. Long distance service revenues decreased 2% or $19 million in 1993 and increased 1% or $12 million in 1992. The 1993 decrease is primarily due to a change in calling patterns. The 1992 increase was primarily due to increased toll usage partially offset by favorable settlements with another carrier recorded in 1991.

Equipment sales and services revenues decreased 9% or $17 million in 1993 and increased 1% or $2 million in 1992. The 1993 decrease is primarily due to lower revenue from sales and rental of single line and key telephone systems and the CALNET project, a large government contract for the installation of a private network between state office buildings. Partially offsetting the decrease is higher revenue from voice message services. The 1992 increase was primarily the result of higher revenue from the sale of key telephone systems partially offset by a reduction in billing and collection revenues due to lower contract rates with AT&T in 1992.

Other revenues decreased 1% or $1 million in 1993 and 21% or $31 million in 1992. These changes are primarily the result of variances in directory advertising revenue and higher provisioning for uncollectible accounts.

Cost of sales and services decreased 2% or $12 million in 1993 and 3% or $23 million in 1992. The 1993 and 1992 decreases are primarily the result of ongoing quality and cost control programs, modernization of facilities, and a reduction in workforce. The 1993 decrease is partially offset by costs associated with the adoption of SFAS NO. 106 effective January 1, 1993. As a result of the adoption of the new standard, expenses increased $51 million. The 1992 decrease was partially offset by higher costs associated with increased product sales.

Depreciation expense increased 3% or $20 million in 1993 and decreased 5% or $28 million in 1992. The 1993 increase is primarily due to an increase in plant balances and increased rates. The 1992 decrease was the result of completion of amortization on inside wire in late 1991.

Marketing, selling, general and administrative expenses decreased less than 1% or $6 million in 1993 and increased 5% or $46 million in 1992. The 1993 decrease is primarily due to lower advertising costs, ongoing cost control programs, and a reduction in workforce. The decrease is partially offset by costs of $27 million associated with the adoption of SFAS No. 106. Also partially offsetting the decrease is a one-time charge of $35 million associated with the enhanced early retirement and voluntary separation programs offered to eligible employees during the second quarter of 1993. The 1992 increase was primarily the result of increased data processing costs and lower billing and collection costs in 1991 due to a favorable settlement with AT&T. This increase was partially offset by a reserve for restructuring costs associated with the merger of GTE Corporation and Contel Corporation which was reflected in 1991.

Restructuring costs reflect a one-time charge related to the Company's re-engineering plan over the next three years. The re-engineering plan will redesign and streamline processes in order to improve customer-responsiveness and product quality, reduce the time necessary to introduce new products and services, resulting in cumulative savings in excess of the one-time charge. The re-engineering plan includes $172 million to upgrade or replace existing customer service and administrative systems and enhance network software, $193 million for employee separation benefits associated with workforce reductions and $52 million primarily for the consolidation of facilities and operations and other related costs. The charge for employee separation benefits includes $98 million related to the recognition of previously deferred postretirement health and life insurance costs for separating employees.

Interest expense decreased 8% or $10 million in 1993 and 7% or $9 million in 1992. The 1993 decrease is due to lower average long-term debt levels and lower average interest rates. The 1992 decrease was primarily the result of lower average interest rates on short-term debt, partially offset by an increase in average short-term debt levels.

Other-net income decreased $6 million in 1993 and $4 million in 1992. The 1993 decrease is primarily due to the gain on disposition of property in 1992. The 1992 decrease reflected lower interest from affiliates due to a decrease in the note receivable from the parent company.

Income taxes decreased $167 million in 1993 and $6 million in 1992. The decreases are primarily due to decreases in pretax income and adjustments to prior years' tax provisions, partially offset by the declining effects of amortization of deferred investment tax credits and lower reversal of tax rate differentials on deferred tax balances.

CAPITAL RESOURCES AND LIQUIDITY

Management believes that the Company has adequate internal and external resources available to meet ongoing operating requirements for construction of new plant, modernization of facilities and payment of dividends. The Company generally funds its construction program from operations although external financing is available. Short-term borrowings can be obtained through commercial paper borrowings or borrowings from GTE. In addition, a $2.3 billion line of credit is available to the Company through shared lines of credit with GTE and other affiliates to support short-term financing needs.

The Company's primary source of funds during 1993 was cash flow from operations of $992 million compared to $1 billion in 1992.

Capital expenditures represent a significant use of funds during 1993 and 1992 reflecting the Company's continued growth in access lines and modernization of current facilities and introduction of new products and services. Cash requirements to implement the re-engineering plan are expected to be largely offset by cost savings. The Company's capital expenditures during 1993 were $504 million compared to $536 million during 1992. The Cmpany's anticipated construction costs for 1994 are approximately $460 million.

Cash used for financing activities was $506 million in 1993 compared to $498 million in 1992. This included dividend payments of $297 million in 1993 compared to $453 million in 1992. External financing included long-term borrowings of $150 mililon in 1993 compared to $50 million in 1992. The Company retired $176 million of long-term debt in 1993 compared to $22 million in 1992, due to higher scheduled debt maturities. In addition, in November 1993, the Company called $785 million of high-coupon first mortgage bonds with proceeds from commercial paper borrowings. These bonds had coupons ranging from 8.5% to 11%. In February 1994, the Company issued $300 million of 5-3/8% Debentures, due 2001 to refinance a portion of the bonds called. The Company plans to refinance the remaining called bonds in early 1994 at lower current interest rates. The cost of calling these bonds is reflected as an extraordinary after-tax charge of $20 million in the Consolidated Statements of Income.

COMPETITION AND REGULATORY TRENDS

The year was marked by important changes in the U.S. telecommunications industry. Rapid advances in technology, together with government and industry initiatives to eliminate certain legal and regulatory barriers are accelerating and expanding the level of competition and opportunities available to the Company. As a result, the Company faces increasing competition in virtually all espects of its business. Specialized communications companies have constructed new systems in certain markets to bypass the local-exchange network. Additional competition from interexchange carriers as well as wireless companies continues to evolve for both intrastate and interstate communications.

Implementation of its re-engineering plan will allow the Company to continue to respond aggressively to these competitive and regulatory developments through reduced costs, improved service quality, competitive prices and new product offerings. Moreover, implementation of this program will position the Company to accelerate delivery of a full array of voice, video and data services. During the year, the Company continued to introduce new business and consumer services utilizing advanced technology, offering new features and pricing options while at the same time reducing costs and prices.

During 1993, the Federal Communications Commission (FCC) announced its decision to auction licenses during 1994 in 51 major markets and 492 basic trading areas across the United States to encourage the development of a new generation of wireless personal communications services (PCS). These services will both complement and compete with the Company's traditional wireline services. The Company will be permitted to fully participate in the license auctions in areas outside of GTE's existing cellular service areas. Limited participation will be permitted in areas in which GTE has an existing cellular presence.

In Cerritos, California, GTE is testing and comparing the capabilities of copper wire, coaxial cable, and fiber optics. The Cerritos test has enhanced GTE's expertise in the areas of pay-per-view video service, video-on-demand and local video conferencing, and led to a new interactive video service, GTE Main Street,* which allows customers to shop, bank and access various other information services from their homes. In 1992, the FCC issued a "video dialtone" ruling that allows telephone companies to transmit video signals over their networks. The FCC also recommended that Congress amend the Cable Act of 1984 to permit telephone companies to supply video programming in their service areas.

During 1993, the California Public Utilities Commission (CPUC) approved a settlement agreement allowing the Company, beginning in 1994, to retain 100% of any earnings up to a 15.5% rate of return on investment while refunding 100% of any earnings above 15.5%. Under its prior plan, the Company was required to share 50% of any earnings over a 13% rate of return and refund 100% of any earnings over 16.5%. As part of this agreement and its normal annual price cap filing, the Company will reduce its rates by about $100 million in 1994. Additionally, the CPUC is expected to issue a final decision in early 1994 generally authorizing intralata toll competition and ordering significant rate restructuring in California. Although intended to be revenue neutral, the ultimate effect on revenue will depend, in part, on the extent to which toll and access rate reductions result in increased calling volumes.

In September 1993, the FCC released an order allowing competing carriers to interconnect to the local-exchange network for the purpose of providing switched access transport services. This ruling complements similar interconnect arrangements for private line services ordered during 1992. The order encourages competition for the transport of telecommunications traffic between local exchange carriers' (LECs) switching offices and interexchange carrier locations. In addition, the order allows LECs flexibility in pricing competitive services.

These and other actions to eliminate existing legal and regulatory barriers, together with rapid advances in technology, are facilitating a convergence of the computer, media and telecommunications industries. In addition to allowing new forms of competition, these developments are also creating new opportunities to develop interactive communications networks. The Company supports these initiatives to assure greater competition in telecommunications, provided that overall the changes allow an opportunity for all service providers to participate equally in a competitive marketplace under comparable conditions.

The Company follows the accounting for regulated enterprises prescribed by Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS No. 71). In general, SFAS No. 71 requires companies to depreciate plant and equipment over lives approved by regulators. It also requires deferral of certain costs and obligations based upon approvals received from regulators. In the event that recoverability of these costs becomes unlikely or uncertain, whether resulting from actual or anticipated competition or specific regulatory, legislative or judicial actions, continued application of SFAS No. 71 would no longer be appropriate. If the Company no longer qualifies for the provisions of SFAS No. 71, the financial effects of the required accounting change (which would be non-cash) could be material.

INFLATION

The Company's management generally does not believe inflation has a significant impact on the Company's earnings. Substantially alll of the interstate and intrastate earnings of the Company are regulated under frameworks that provide for price changes which reflect inflation as well as other factors.

Selected Financial Data

                        1993        1992        1991        1990        1989
- --------------------------------------------------------------------------------
                                        (Thousands of Dollars)
Selected Income
 Statement Items(a)

Total operating
 revenues            $2,874,778  $2,921,018  $2,964,043  $2,972,346  $2,857,847
Total operating
 expenses             2,591,630   2,145,024   2,150,188   2,163,756   2,115,450
- --------------------------------------------------------------------------------
Net operating income    283,148     775,994     813,855     808,590     742,397
Interest expense        121,117     131,527     140,977     139,674     144,229
Other--net               (2,123)     (7,992)    (12,304)    (23,027)    (22,146)
Income taxes             70,535     237,089     242,724     248,078     219,881
- --------------------------------------------------------------------------------
Income before
 extraordinary charge    93,619     415,370     442,458     443,865     400,433
Extraordinary charge     20,214          --          --          --          --
- --------------------------------------------------------------------------------
Net income           $   73,405  $  415,370  $  442,458  $  443,865  $  400,433
- --------------------------------------------------------------------------------
Dividends declared
 on common stock     $  355,000  $  372,267  $  516,620  $  324,276  $  267,337
Dividends declared
 on preferred stock       4,790       4,755       5,210       5,760       6,921
- --------------------------------------------------------------------------------
                                        (Thousands of Dollars)
Selected Balance
 Sheet Items

Investment in
 property, plant
 and equipment--net   $4,962,379  $5,039,231  $5,031,712  $5,024,244 $5,096,362
Total assets          5,994,771   5,928,115   5,916,179   5,839,605   5,831,164
Long-term debt and
 preferred stock,
 subject to mandatory
 redemption             860,398   1,567,017   1,389,404   1,484,825   1,573,117
Common stock,
 reinvested earnings
 and other capital    2,200,044   2,486,429   2,448,081   2,527,466   2,410,649
- --------------------------------------------------------------------------------
Selected Statistics

Access lines          3,714,570   3,664,645   3,586,785   3,522,795   3,339,531
Access line gain         49,925      77,860      63,990     183,264     125,886
Net investment in
 property, plant
 and equipment per
 access line         $    1,336  $    1,375  $    1,403  $    1,426  $    1,526
Number of employees      14,379      16,255      17,110      18,717      20,192
Access lines per
 employee                   258         225         210         188         165
Gross plant
 additions
 (thousands)         $  503,950  $  536,035  $  601,236  $  542,481  $  569,234
- --------------------------------------------------------------------------------
(a) Per share data is omitted since the Company's common stock is 100% owned by GTE Corporation.