Form 10-K, Exhibit 13
period 1993-12-31
GTE CALIFORNIA INC
filed 1994-03-30
CIK 40864

SCHEDULE 14A INFORMATION

          Proxy Statement Pursuant to Section 14(a) of the
                   Securities Exchange Act of 1934

Filed by the Registrant [X]
Filed by a Party other than the Registrant [ ]

Check the appropriate box:

[ ] Preliminary Proxy Statement
[X] Definitive Proxy Statement
[ ] Definitive Additional Materials
[ ] Soliciting Material Pursuant to Section 240.14a-11(c) or
    Section 240.14a-12

                        GTE CALIFORNIA INCORPORATED
            (Name of Registrant as Specified In Its Charter)


              (Name of Person(s) Filing Proxy Statement)

Payment of Filing Fee (Check the appropriate box):

[X] $125 per Exchange Act Rules 0-11(c)(1)(ii), 14a-6(i)(1), or 14a-6(j)(2).
[ ] $500 per each party to the controversy pursuant to Exchange Act Rule
    14a-6(i)(3).
[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.
[ ] Check box if any part of the fee is offset as provided by Exchange Act
    Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

                          GTE CALIFORNIA INCORPORATED
                                 ONE GTE PLACE
                      THOUSAND OAKS, CALIFORNIA 91362-3811




                    NOTICE OF ANNUAL MEETING OF SHAREOWNERS
                           TO BE HELD APRIL 13, 1994


Thousand Oaks, California
March 22, 1994

To the Holders of the Cumulative Preferred Stock, $20 Par Value, 4-1/2% Series, and the Common Stock:

Notice is hereby given that, in accordance with the Bylaws of the Company, the Annual Meeting of Shareowners of GTE California Incorporated will be held at the office of the Company, One GTE Place, Thousand Oaks, California 91362-3811, at 10:00 a.m., on Wednesday, the 13th day of April, 1994, for the purpose of (1) electing a Board of Directors to serve for the ensuing year and until their successors have been elected and qualified,
(2) voting upon the appointment of Arthur Andersen & Co. as the independent public accountant for the Company, and (3) transacting such other business as may properly come before the meeting and any adjournment thereof. The nominees for election as directors are named in the attached Proxy Statement, which is a part of this notice. The Board does not presently know of any other business to be considered.

Only shareowners of record at the close of business on Wednesday, March 9, 1994, will be entitled to vote at the meeting.

Please mark, sign and return the enclosed proxy as promptly as possible. If you are present at the meeting, you may withdraw your proxy and vote your shares personally.




KENNETH K. OKEL
Secretary

                          GTE CALIFORNIA INCORPORATED
                                 ONE GTE PLACE
                      THOUSAND OAKS, CALIFORNIA 91362-3811

                                   ----------

                                PROXY STATEMENT

                                   ----------


SOLICITATION OF PROXY AND REVOCABILITY

   This Proxy Statement is being mailed on approximately March 22, 1994 to shareowners of GTE California Incorporated as of March 9, 1994, in connection with a solicitation by the Board of Directors of the Company of proxies in the form enclosed for use at the Annual Meeting of Shareowners to be held on April 13, 1994, and at any and all adjournments thereof.

   If the enclosed form of proxy is marked, signed and returned, it will be voted as marked. If the enclosed form of proxy is signed and returned, but is not marked, it will be voted for all nominees listed on the form of proxy and for approval of the independent public accountant selected by the Board of Directors. If a shareholder does not return a signed proxy card or does not attend the Annual Meeting and vote in person, his or her shares will not be voted. Abstentions are counted towards determining whether a quorum is present. Shares represented by broker non-votes are not considered present at the meeting and are not counted towards quorum. In addition, abstentions and broker non-votes are not counted in determining the number of shares voted for or against any nominee for director or any proposal. You are encouraged to mark your form of proxy carefully, in accordance with the instructions appearing thereon. Any shareowner may revoke such shareowner's proxy at any time before it is voted. A proxy may be revoked by a writing delivered to the Secretary of the Company stating that the proxy is revoked, by a subsequent proxy executed by the person executing the prior proxy and presented to the meeting, or by voting in person by the person executing the proxy.

   The Company will bear the cost of this solicitation. In addition to solicitation by mail, directors, officers, and regular employees of the Company may solicit proxies by telephone, telegram or in person. The Company will also request brokers or nominees who hold shares of Cumulative Preferred Stock, $20 Par Value, 4-1/2% Series, in their names to forward proxy material at the Company's expense to the beneficial owners of such stock.


VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

   Shareowners of record at the close of business on March 9, 1994, of the 280,312 outstanding shares of Cumulative Preferred Stock, $20 Par Value,
4-1/2% Series, and the 69,438,190 outstanding shares of Common Stock are entitled to notice of and to vote at the meeting. Shareowners have cumulative voting rights, as described below, in electing directors. No shareowners shall be entitled to cumulative votes (i.e., cast for any one or more candidates a number of votes greater than the number of the shareowner's shares) unless such candidate or candidates' names have been placed in nomination prior to the voting and the shareowner has given notice at the meeting, prior to the voting, of the shareowner's intention to cumulate the shareowner's votes. If any one shareowner has given such notice, all shareowners may cumulate their votes for candidates who have been nominated. If voting for directors is conducted by cumulative voting, each share will be entitled to a number of votes equal to the number of directors to be elected, which votes may be cast for a single candidate or may be distributed among two or more candidates in such proportions as the shareowner may determine. If voting is not conducted by cumulative voting, each share will be entitled to one vote, and the holders of a majority of the shares voting at the meeting will be able to elect all of the directors if they choose to do so. In such event, the other shareowners will be unable to elect any director or directors. The candidates receiving the highest number of votes, up to the number of directors to be elected, shall be elected. On all other matters, each share is entitled to one vote.

   All of the 69,438,190 outstanding shares of Common Stock are owned of record and beneficially by GTE Corporation ("GTE"), representing 99.6 percent of the outstanding voting securities of the Company.


VOTING OF PROXIES

   The persons named in the enclosed proxy have advised they intend to vote for the election of the nominees listed below as directors of the Company. If, in the event of an unexpected occurrence, any nominee should not be available for election, the proxies will be voted for the election of such substitute nominee, if any, as the Board of Directors may propose.
Each nominee is at present available for election. The individuals listed below currently serve as directors of the Company.

   If voting for directors is conducted by cumulative voting, the persons named on the enclosed form of proxy will have discretionary authority to cumulate votes among the nominees with respect to which authority was not withheld or, if the form of proxy either was not marked or was marked for all nominees, among all nominees. In any case, the proxies may be voted for less than the entire number of nominees if any situation arises which, in the opinion of the proxy holders, makes such an action necessary or desirable.


BOARD OF DIRECTORS

   The directors of the Company are elected annually, and and have five regularly scheduled meetings each year. The Board also from time to time holds special meetings. During 1993 there were two special Board meetings in addition to the five regular meetings. All directors attended at least 75% of the scheduled Board meetings.

   The Board of Directors currently consists of seven directors. However, the Company only proposes to elect six members at the annual meeting, thereby leaving one seat on the board vacant. The Company has concluded that it can operate efficiently with only six directors on the Board in light of the decision to have only GTE employees serve as directors of the Company.
The six nominees for election to hold office until the next annual election of directors and until their successors shall be elected and qualified are listed in the following table. The proxies submitted in response to this Proxy Statement cannot be voted for a greater number of persons than the number of nominees named. All of the nominees, with the exception of Mr. Sparrow, were elected as directors of the Company, effective December 11, 1993, following the resignations from the Board of Messrs. Donald M. Anderson, Walter A. Dods, Jr., Ronald J. Hays, William N. Lampson, John N. Lein,
Charles T. Manatt, Archie C. Purvis, Jr. and Gilbert R. Vasquez on
December 10, 1993. Mr. Clark Michael Crawford, an officer of the Company, who was elected to the Board, effective December 11, 1993, is not standing for reelection. Also shown on the table are the nominees' ages and principal occupations or employment during the last five years. Five of the six nominees are executives of GTE Telephone Operations. The sixth nominee, Mr. Larry Sparrow, is currently an officer of the Company.

   Prior to December 11, 1993, the Board of Directors assigned certain responsibilities to an Audit Committee, that was established in 1974, and which met four times in 1993. Its membership was comprised of Donald M. Anderson, Ronald J. Hays and Gilbert R. Vasquez, outside directors, whose primary affiliations are with corporations or partnerships. The functions of the Audit Committee were to review and discuss with the Company's independent public accountant, Company officers, and internal financial accounting or auditing personnel the scope and results of independent audits, the Company's financial and accounting policies, and procedures and controls, to reasonably assure the validity of the Company's financial reporting. On December 11, 1993, the Board of Directors voted to eliminate the Audit Committee concluding that such a committee is no longer necessary in light of the decision to have only GTE employees serve on the Board.

                       PRINCIPAL OCCUPATIONS;            FIRST
                     POSITIONS WITH THE COMPANY;         BECAME
     NAME                OTHER DIRECTORSHIPS            A DIRECTOR
     -----           ---------------------------        ----------
Kent B. Foster      Vice Chairman of the Board of          1993
  50                Directors of GTE Corporation,
                    October 1993. President, GTE
                    Telephone Operations, 1989;
                    Director, GTE Corporation, 1992;
                    Director, all GTE domestic
                    telephone subsidiaries, 1993;
                    Director, BC Telecom, Inc.;
                    Director, Compania Anonima
                    Nacional Telefonos de Venezuela;
                    Director, National Bank of Texas.

Thomas W. White     Executive Vice President, GTE          1993
  47                Telephone Operations, 1993; Senior
                    Vice President-General Office
                    Staff, GTE Telephone
                    Operations, 1989; Director, all GTE
                    domestic telephone
                    subsidiaries, 1993; Director,
                    Quebec-Telephone.

Michael B. Esstman  Executive Vice President-              1993
  47                Operations, GTE Telephone
                    Operations, 1993; President, Central
                    Area, GTE Telephone Operations,
                    1991. President, Contel Eastern
                    Region, Telephone Operations
                    Sector, 1983; Director, AG
                    Communications Systems
                    Corporation; Director, all GTE
                    domestic telephone subsidiaries,
                    1993.

Gerald K. Dinsmore  Senior Vice President-Finance and      1993
  44                Planning, GTE Telephone
                    Operations, 1994; Vice President-
                    Finance, GTE Telephone
                    Operations, 1993; Vice President-
                    Intermediary Customer Markets,
                    GTE Telephone Operations, 1991;
                    President, South Area, GTE
                    Telephone Operations, 1992;
                    Director, all GTE domestic
                    telephone subsidiaries, 1993.

Richard M. Cahill   Vice President-General Counsel,        1993
  55                GTE Telephone Operations, 1988;
                    Director, all GTE domestic
                    telephone subsidiaries, 1993;
                    Director, GTE Vantage
                    Incorporated, 1991; Director, GTE
                    Intelligent Network Services
                    Incorporated, 1993.

Larry J. Sparrow    Director and President, GTE            1992
  50                California Incorporated and GTE
                    Northwest Incorporated; Director
                    and Chairman of the Board and
                    Chief Executive Officer of GTE
                    Hawaiian Telephone Company
                    Incorporated, 1992; President, West
                    Area, GTE Telephone Operations,
                    1992; Vice President-Regulatory
                    and Governmental
                    Affairs, GTE Telephone Operations,
                    1989; Director, California Chamber
                    of Commerce; Director, The Los
                    Angeles Area Chamber of
                    Commerce; Director, California
                    Economic Development
                    Corporation.


DIRECTORS' COMPENSATION

   The current directors, all of whom are employees of GTE, are not paid any fees or remuneration, as such, for service on the Board.

                   EXECUTIVE COMPENSATION


REPORT ON EXECUTIVE COMPENSATION

   The Board of Directors of GTE California ("GTE California" or the "Company") has reviewed and approved the annual compensation paid to the Company's President and Chief Executive Officer, Larry J. Sparrow, and the other named executive officers of the Company. Mr. Sprarrow and several of the other executive officers are also executive officers of affiliates of the Company. The compensation shown, unless otherwise indicated on the accompanying table, is the Company's pro rata share of salaries, bonuses and other cash compensation for such executive officers.

   The compensation of Mr. Sparrow and the other named executive officers are recommended to and approved by the Executive Compensation and Organizational Structure Committee of the Board of Directors of GTE Corporation (the "Committee"). In the opinion of the Board of GTE California, the compensation paid to Mr. Sparrow and the other named executive officers of the Company is reasonable.


Compensation Philosophy

   The compensation philosophy of GTE Corporation ("GTE"), in which the GTE California Board of Directors concurs, is that the compensation for the executive officers of the Company as a group should be set at a level so that it attracts superior individuals, rewards sustained performance and maximizes shareholder value. The Board also believes that because the Company is a majority-owned subsidiary of GTE, and because most of the named executive officers are also executive officers of other GTE affiliates, their compensation should closely resemble the compensation paid to other similarly situated employees of other GTE subsidiaries. The Board further believes that the Company benefits from the policy of compensating its employees on a similar basis to other employees with similar responsibilities within GTE because it facilitates the ability of GTE to transfer employees between companies, thereby providing the Company with a large group of skilled and knowledgeable individuals from which to draw to fill key vacancies. This policy also serves to attract talented people to GTE California because they will have an opportunity for additional experience and promotion throughout all of GTE.

   In keeping with this compensation philosophy, the compensation granted to the Company's executive officers is comprised of three components; base salary, incentive pay and stock awards.

   The first component of executive pay is base salary. The base salary of the named executive officers is determined by reviewing the individual's performance as well as the duties and responsibilities of the respective executive management position. Each management position is given a grade level with an attendant salary range. The grade levels are determined using the Hay Job Evaluation System, an orderly and widely recognized system to establish job levels. The Hay system emphasizes employee relations, staffing/retention and equal opportunity considerations. The individual's performance, years of experience and prior salary increase history, determine where within the salary range the individual's base salary falls. The grade levels of the executive officers are generally comparable to other similar management positions within GTE.

   The base compensation of Mr. Sparrow and the other named executive officers increased during 1993, based on their performance and the date of their last increase. The percentage increases ranged from 4% to 9-1/2% and were based, in the case of Messrs. Sparrow, Norman, Appel, Crawford and McCoy, upon the performance of GTE Telephone Operations and GTE
Telephone Operations West Area, consisting of GTE California
Incorporated, GTE Northwest Incorporated, GTE Hawaiian Telephone
Company Incorporated and GTE Alaska (the "GTE West Area") and each individual's performance. The percentage increases for Messrs. Foster and White were based on the total performance of GTE Telephone Operations.
The base salaries paid by the Company of the Chief Executive Officer and the other four highest paid executive officers of GTE California Incorporated as of December 31, 1993, of one officer who retired November 1993, and of one officer who resigned October 1993, are included under the "salary" column of the Summary Compensation table on page 8.


Incentive Compensation

   In addition to their base salaries, Mr. Sparrow and the other named executive officers are eligible to receive payments under two incentive plans, the Executive Incentive Plan (the "EIP"), and the GTE 1991 Long-Term
Incentive Plan (the "LTIP"). Under the EIP, awards are made, in the case of Messrs. Sparrow, Norman, Appel, Crawford and McCoy, based upon the performance of GTE, GTE Telephone Operations and GTE West Area during the last fiscal year and upon the individual participants achievement of certain goals for his or her business unit and other individual objectives. In the case of Messrs. Foster and White, awards are made based on the total performance of GTE Telephone Operations. No awards are made for any year in which GTE's return on equity ("ROE") does not exceed 8%.
Awards under the plan would not have been made if the minimum performance thresholds were not met. However, under the terms of the EIP, the Committee may also take into consideration extraordinary circumstances affecting GTE's financial performance and/or ROE. The
Committee may take into account items that were extraordinary, non-recurring and unrelated to the normal operations of the business. These items may include the impact of mandated accounting changes, unusual charges related to acquisitions or divestitures or other unusual events.

   The award to Mr. Sparrow under the GTE EIP for 1993 allocated to the Company was $107,528. This award represents approximately 40% of Mr. Sparrow's total cash compensation for the year allocated to GTE California. The award was based on the performance of GTE as a whole as well as Mr. Sparrow's performance with respect to critical pre-established qualitative and quantitative objectives related to the GTE West Area established and approved by the Chief Executive Officer of GTE Telephone Operations and the Committee. The quantitative objectives included targets for net income and return on equity, net cash flow and value of service, affirmative action and employee safety. The qualitative objectives included new product revenues, product price and positioning, employee satisfaction, process re-engineering, and the successful completion of the merger between Contel of the Northwest and GTE Northwest Incorporated. The specific weighting factors used with respect to the performance measures were 70% based on the performance of the GTE West Area and 30% based on the performance of GTE Telephone Operations as a whole. However, in determining Mr. Sparrow's award for 1993, the Committee gave particular emphasis to the financial performance of the GTE West Area including GTE California, and the quality of service provided to customers in the GTE West Area.

   EIP awards for the seven most highly compensated executive officers of GTE California paid by the Company are included in the "Bonus" column of the Summary Compensation Table on page 8.

   The named executive officers also have an opportunity to earn incentive payment under GTE's 1991 Long-Term Incentive Plan ("LTIP"). The primary purpose of the LTIP is to offer participants an incentive to achieve superior returns on equity, thereby helping to assure superior long-term total return to shareholders. Two types of awards are currently used in the provision of the LTIP-performance bonuses and stock options which may include tandem stock appreciation rights ("SARS").

   Messrs. Sparrow, Foster and White, who are named in the Summary Compensation Table, are eligible to receive annual grants of performance bonuses which are earned during a 36-month performance cycle under the provision of the LTIP. The performance bonuses are based on GTE's financial performance during the relevant cycle as measured by GTE's average return on equity against pre-established target levels. Payouts to Messrs. Sparrow, Foster and White for the 1991-1993 award cycle are shown in the Summary Compensation Table on page 8. The Committee has the discretion to adjust target or performance results to reflect unusual items that the Committee determines are extraordinary, non-recurring and unrelated to the normal operations of the business and unanticipated or not contemplated at the time the targets were originally established. Awards under the plan would not have been made if the minimum performance thresholds were not met. The actual dollar value of each award also reflected stock price changes during the period and included the equivalent of dividends paid as if they had been reinvested in additional shares of GTE Common Stock. Awards for the 1993-1995 award cycle are shown in the Long-Term Incentive Plan Awards Table on page 10.

   A larger group of executives, including the seven executive officers named in the Summary Compensation Table, also normally receive grants of stock options under the provisions of the LTIP, which may include tandem SARs as determined by the Committee. In determining the level of stock option grants, the Committee compared GTE grant levels to competitive practices with respect to such grants over a period of time, targeting at or near a median grant posture. As a result grants may vary from year to year. In determining the number of stock options awarded, the Committee does not consider the number of options currently held by any individual participant in the LTIP. Options granted during 1993 to Messrs. Sparrow, Foster, Norman, Appel, White, Crawford, and McCoy are shown on the Options/SAR Grants In Last Fiscal Year Table on page 9.


Other Compensation Plans

   GTE California also participates in various broad-based GTE employee benefit plans. Executives participate in these plans on the same terms as eligible, non-executive employees, subject to any legal limits on the amounts that may be contributed or paid to executives under the plans. GTE offers an Employees' Stock Plan pursuant to the provision of Section 423 of the Internal Revenue Code of 1988, as amended (the "Code"), under which employees may purchase GTE Common Stock at a discount. The GTE
Savings Plan (the "Savings Plan"), pursuant to the provisions of Section 401(k) of the Code, permits employees to invest in a variety of funds on a pre- or after-tax basis. Matching contributions under the Savings Plan are made in GTE Common Stock.

   GTE California also maintains pension, insurance and other benefit plans for its employees.

   Larry J. Sparrow, Chairman         Michael B. Esstman
   Clark Michael Crawford             Gerald K. Dinsmore
   Kent B. Foster                     Richard M. Cahill
   Thomas W. White

   March 17, 1994


EXECUTIVE COMPENSATION TABLES

   The following tables provide information about executive compensation.

                SUMMARY COMPENSATION TABLE

   The following table sets forth information about the compensation of the Chief Executive Officer and each of the other seven most highly compensated executive officers of the Company for services in all capacities to the Company and its subsidiary.

<CAPTIONS>
                                                                                            LONG-TERM COMPENSATION
                                                                             -------------------------------------------------
                                            ANNUAL COMPENSATION(1)                 AWARDS                   PAYMENTS
                                  ----------------------------------------- ----------------------  --------------------------
             (A)             (B)        (C)          (D)            (E)          (F)         (G)         (H)          (I)
                                                                  OTHER       RESERVED                             ALL OTHER
     NAME AND PRINCIPAL                                           ANNUAL        STOCK     OPTIONS        LTIP      COMPEN-
      POSITION IN GROUP     YEAR    SALARY($)(1)  BONUS($)   COMPENSATION($)  AWARDS($)   SARS(#)    PAYMENTS($)  SATION($)(7)
     ------------------     -----   ------------  ---------  ---------------  ---------   --------   -----------  ------------
Larry J. Sparrow........... 1993      152,277      107,528        11,688         -          14,500      23,723       4,563
 Area President-West(2)     1992      141,038      148,586        40,139         -           9,000      32,653       4,186

Kent B. Foster............. 1993      137,534      126,332         4,469         -          58,800      27,823       1,545
 President-                 1992      124,808      145,822         2,443         -           -          45,395       1,589
 GTE Telephone Operations   1991      105,154      142,141         8,142         -         133,300      59,315       1,536

James G. Norman ........... 1993      145,039       25,300        66,574         -           2,100        -          3,598
 Regional Vice President-   1992      136,246       42,900         5,285         -           -            -          4,108
 Centralized Support        1991      117,652       37,600         6,190         -           2,300        -          3,771
 Services(3)

John C. Appel ............. 1993      112,793       42,282        27,801         -           7,300        -          3,392
 Regional Vice President-   1992       55,000       68,000        51,512         -           -            -          3,753
 Manager/California(4)

Thomas W. White............ 1993       78,098       67,146         1,730         -          22,600       12,521      1,679
 Executive Vice President-  1992       73,908       73,143           991         -           -           20,341      1,589
 GTE Telephone Operations   1991       65,317       71,302           895         -          57,600       31,484      1,536

Clark Michael Crawford..... 1993       96,317       38,341         2,264         -           4,900        -          2,890
 Area Vice President-       1992      114,502       69,228         1,956         -           4,400        -          3,454
 General Manager(5)         1991      117,241       75,100         2,237         -           4,300        -          3,789

Robert G. McCoy............ 1993       88,449       33,881        50,973         -           4,000        -          2,653
 Area Vice President-       1992       15,612       54,960           195         -           4,400        -          2,480
 Sales(6)

- ----------
(1) Annual Compensation represents the Company's pro rata share of salaries, bonuses and other annual compensation. Total annual cash compensation for Messrs. Sparrow, Foster, Appel, White, Crawford and McCoy, for whom allocated amounts are shown, is $432,159, $1,129,356, $225,772, $618,575, $221,055 and $279,792, respectively, for 1993.
(2) Mr. Sparrow became Area President-West in March 1992.
(3) Mr. Norman retired in November 1993. Other annual compensation in
    1993 includes $61,260 of banked vacation pay.
(4) Mr. Appel became Regional Vice President-Manager/California in April 1992. Mr. Appel resigned in October 1993 to become the President of GTE Southwest Incorporated.
(5) In March 1992, Mr. Crawford was appointed Area Vice President-
    General Manager performing duties in all GTE and Contel West Area companies (except Contel of California, Inc.). Previously, he performed duties for GTE California Incorporated only.
(6) Mr. McCoy became Area Vice President-Sales in October 1992.
(7) All other compensation includes company contributions to defined contribution plans.


           OPTION/SAR GRANTS IN LAST FISCAL YEAR

   The following table shows all grants of options to purchase GTE
Common Stock to the named executive officers of the Company in 1993.
Pursuant to Securities and Exchange Commission (the "SEC") rules, the table also shows the value of the options granted at the end of the option terms (ten years) if the stock price were to appreciate annually by 5% and 10% respectively. There is no assurance that the stock price will appreciate at the rates shown in the table. The table also indicates that if the stock price does not appreciate, there will be no increase in the potential realizable value of the options granted.

<CAPTIONS>
                                                                                               POTENTIAL REALIZABLE VALUE AT
                                                                                              ASSUMED ANNUAL RATE OF STOCK
                                                                                                 PRICE APPRECIATION FOR
                                              INDIVIDUAL GRANTS(1)                                   OPTION TERM
                         -------------------------------------------------------------    -----------------------------------
             (A)              (B)                (C)            (D)           (E)          (F)         (G)            (H)
                                             PERCENT OF
                                           TOTAL OPTIONS/
                                           SARS GRANTED      EXERCISE
                                             TO ALL GTE       OR BASE
                         OPTIONS/SARS       EMPLOYEES IN       PRICE      EXPIRATION
           NAME            GRANTED(#)       FISCAL YEAR       ($/SH)         DATE         0%           5%            10%
           ----          ------------      --------------    ---------    -----------     ---       ----------     ---------
Larry J. Sparrow........     14,500             0.72%         $35.0625      02/15/03       $0      $  319,734     $  810,269
Kent B. Foster..........     48,400             2.42           35.0625      02/15/03        0       1,067,249      2,704,621
                             10,400             0.52           37.6250      10/12/03        0         246,087        623,632
James G. Norman ........      2,100             0.11           35.0625      02/15/03        0          46,306        117,349
John C. Appel ..........      4,000             0.20           35.0625      02/15/03        0          88,202        223,522
                              3,300             0.17           38.1250      10/10/03        0          79,123        200,513
Thomas W. White.........     17,600             0.88           35.0625      02/15/03        0         388,091        983,499
                              5,000             0.25           35.5000      06/02/03        0         111,629        282,890
Clark Michael Crawford..      4,900             0.20           35.0625      02/15/03        0         108,048        273,815
Robert G. McCoy.........      4,000             0.20           35.0625      02/15/03        0          88,202        223,522

- ----------
(1) Under the Long-Term Incentive Plan, options are presently granted with tandem stock appreciation rights ("SARs"). One-third of these grants vest annually commencing one year after the date of grant.

  AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                AND FY-END OPTION/SAR VALUES

   The following table provides information as to options and stock appreciation rights exercised by each of the named executive officers of the Company during 1993 and the value of options and stock appreciation rights held by such officers at year end measured in terms of the closing price of GTE Common Stock on December 31, 1993.


             (A)               (B)               (C)                      (D)                               (E)
                                                                                                   VALUE OF UNEXERCISED
                                                                 NUMBER OF UNEXERCISED           IN-THE-MONEY OPTIONS/SARS
                             SHARES                            OPTIONS/SARS AT FY-END                  AT FY-END ($)
                            ACQUIRED            VALUE        -----------------------------     -----------------------------
           NAME          ON EXERCISE (#)     REALIZED ($)    EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
          ------         ---------------     ------------    -----------     -------------     -----------     -------------
Larry J. Sparrow........          0           $        0        22,700           30,600          $ 66,130        $ 55,068
Kent B. Foster..........     70,517            1,447,800        99,450          125,450           341,551         212,447
James G. Norman ........          0                    0         1,533            2,867             4,886           2,445
John C. Appel ..........        588                6,875         1,000            8,300             3,188           3,188
Thomas W. White.........     20,000              390,000        63,600           51,400           393,150          91,800
Clark Michael Crawford..          0                    0         4,332            9,268            13,442          13,190
Robert G. McCoy.........          0                    0         4,332            8,368            13,442          13,190


      LONG-TERM INCENTIVE PLAN-AWARDS IN LAST FISCAL YEAR


   The GTE 1991 Long-Term Incentive Plan (the "LTIP") provides for awards, currently in the form of stock options with tandem stock appreciation rights and cash bonuses, to participating employees. The stock options and stock appreciation rights awarded under the LTIP to the seven most highly compensated individuals in 1993 are shown in the table on page 9.


   Under the LTIP, performance bonuses are paid in cash based on the achievement of pre-established goals for GTE's ROE over a three-year award cycle. Performance bonuses are denominated in units of GTE Common Stock ("Common Stock Units") and are maintained in a Common Stock Unit Account.


   At the time performance targets are established for the three-year cycle, a Common Stock Unit Account is set up for each participant who is eligible to receive a cash award under the LTIP. An initial dollar amount for each account is determined based on the competitive performance bonus grant practices of other major companies in the telecommunications industry and with other selected corporations that are comparable to GTE in terms of revenue, market value and other quantitative measures. That amount is then divided by the average market price of GTE Common Stock for the calendar week preceding the day the account is established to determine the number of Common Stock Units in the account. The value of the account increases or decreases based on the market price of the GTE Common
Stock. An amount equal to the dividends declared on an equivalent number of shares of GTE Common Stock is added each time a dividend is paid. This amount is then converted into the number of Common Stock Units obtained by dividing the amount of the dividend by the average price of the GTE
Common Stock on the composite tape of the New York Stock Exchange on the dividend payment date and added to the Common Stock Unit Account.
Messrs. Sparrow, Foster and White are the only individuals of the seven most highly compensated individuals eligible to receive a cash award under the LTIP. The number of Common Stock Units initially allocated in 1993 to their accounts and estimated future payouts under the LTIP are shown in the following table.

<CAPTIONS>
                                                                                       ESTIMATED FUTURE PAYOUTS
                                                                                 UNDER NON-STOCK PRICE BASED PLANS(1)
                                                                         --------------------------------------------------
             (A)                         (B)             (C)                  (D)                 (E)                (F)
                                                    PERFORMANCE
                                     NUMBER OF        OR OTHER
                                    SHARES, UNITS   PERIOD UNTIL
                                      OR OTHER       MATURATION
           NAME                        RIGHTS        OR PAYOUT           THRESHOLD(2)         TARGET(3)          MAXIMUM(4)
         ----------                  ----------      ----------          ------------         ----------         ----------
Larry J. Sparrow...................    2,000          3 Years                 375                1,874
Kent B. Foster(5)..................    6,100          3 years               1,428                7,139
                                         670          2 Years                 149                  743
                                         326          1 Year                   69                  343
                                       1,620          26 Months               365                1,827
                                         854          14 Months               183                  913
                                         119          2 Months                 24                  121
James G. Norman ...................        0          N/A                       0                    0
John C. Appel .....................        0          N/A                       0                    0
Thomas W. White(6).................    2,400          3 Years                 562                2,809
                                         471          32 Months               109                  545
                                         292          20 Months                64                  320
                                         114          8 Months                 24                  118
C. Michael Crawford................        0          N/A                       0                    0
Robert G. McCoy....................        0          N/A                       0                    0

- ----------
(1) It is not possible to predict future dividends and, accordingly, estimated Common Stock
    Unit accruals in this table are calculated for illustrative purposes only and are based upon the dividend rate and price of GTE Common Stock at the close of business on
    December 31, 1993. The target award is the dollar amount derived by multiplying the
    Common Stock Unit balance at the end of the award cycle by the price of GTE Common
    Stock.
(2) The level of average ROE during this cycle which represents minimum acceptable performance and which, if attained, results in payment of 20% of the target award.
    Below the mnimum acceptable performance level, no award is earned.
(3) The average ROE target during the cycle which represents outstanding GTE performance and which, if attained, results in payment of 100% of the target award.
(4) This column has intentionally been left blank because it is not possible to determine the maximum award until the award cycle has been completed. The maximum amount of the award is limited by the amount the actual ROE exceeds the targeted ROE. If GTE's average ROE during the cycle exceeds the performance target, additional bonuses may be earned according to the following schedule:


           PERFORMANCE INCREMENT ABOVE                ADDED PERCENTAGE
          MAXIMUM ROE PERFORMANCE TARGET             TO MAXIMUM AWARDS
          ------------------------------              ----------------
      First and Second 0.1%.................                +2%
      Third and Fourth 0.1%.................                +3%
      Fifth and above  0.1%.................                +4%


    For example, if average ROE performance exceeds the ROE target by 0.5%, the performance bonus will equal 114% of the target award.
(5) The award of 6,100 units to Mr. Foster represents the grant for the 1993-95 performance period made while he was President, GTE
    Telephone Operations. The other grants shown are incremental, prorated awards made when his position was reclassified and when he was promoted to Vice Chairman, GTE Corporation, as well as President, GTE Telephone Operations and apply to the original targets under the 1993-95, 1992-94 and 1991-93, performance periods.
(6) The award of 2,400 units to Mr. White represents the grant for the 1993-95 performance period made while he was Executive Vice
    President, GTE Telephone Operations. The other grants shown are incremental, prorated awards made when his position was reclassified and apply to the 1993-95, 1992-94 and 1991-93 performance periods.

                     EXECUTIVE AGREEMENTS

   GTE has entered into agreements (the "Agreements") with Messrs. Sparrow, Foster and White regarding benefits to be paid in the event of a change in control of GTE (a "Change in Control").

   A Change in Control is deemed to have occurred if a majority of the members of the Board do not consist of members of the Incumbent Board
(as defined in the Agreements) or if, in any 12-month period, three or more directors are elected without the approval of the Incumbent Board. An individual whose initial assumption of office occurred pursuant to an agreement to avoid or settle a proxy or other election contest is not considered a member of the Incumbent Board. In addition, a director who is elected pursuant to such a settlement agreement will not be deemed a director who is elected or nominated by the Incumbent Board for purposes of determining whether a Change in Control has occurred. A Change in Control will not occur in the following situations: (1) certain merger transactions in which there is at least 50% GTE shareholder continuity in the surviving corporation, at least a majority of the members of the board of directors of the surviving corporation consist of members of the Board of GTE and no person owns more than 20% (or under certain circumstances, a lower percentage, not less than 10%) of the voting power of the surviving corporation following the transaction, and (2) transactions in which GTE's securities are acquired directly from GTE.

   The Agreements provide for benefits to be paid in the event this individual separates from service and has "good reason" for leaving or is terminated without "cause" within two years after a Change in Control of GTE.

   Good reason for leaving includes but is not limited to the following events: demotion, relocation or a reduction in total compensation or benefits, or the entity's failure to expressly assume obligations under the Agreements. Termination for cause includes certain unlawful acts on the part of the executive or a material violation of his or her responsibilities to the Corporation resulting in material injury to the Corporation.

   An executive who experiences a qualifying separation from service will be entitled to receive up to two times the sum of (i) base salary and (ii) the average of his or her other percentage awards under the EIP for the previous three years. The executive will also continue to receive medical and life insurance coverage for up to two years and will be provided with financial and outplacement counseling.

   In addition, the Agreements with Messrs. Sparrow, Foster and White provide that in the event of a separation from service, they will receive service credit in the following amounts: two times years of service otherwise credited if the executive has five or fewer years of credited service; 10 years if credited service is more than five and not more than 10 years; and, if the executive's credited service exceeds 10 years, the actual number of credited years of service. These additional years of service will apply towards vesting, retirement eligibility, benefit accrual and all other purposes under the Supplemental Executive Retirement Plan and the Executive Retired
Life Insurance Plan. In addition, each executive will be considererd to have not less than 76 points and 15 years of accredited service for the purpose of determining his or her eligibility for early retirement benefits. However, there will be no duplication of benefits.

   The Agreements remain in effect until the earlier of July 1 of each successive year or the date on which the executive reaches age 65, unless the Agreement is terminated earlier pursuant to its terms. The Agreements will be automatically renewed on each successive July 1 unless, not later than December 31 of the preceding year, one of the parties notifies the other that he does not wish to extend the Agreement. If a Change in Control occurs, the Agreements will remain in effect until the obligations of GTE (or its successor) under the Agreements have been satisfied.


                     RETIREMENT PROGRAMS


Pension Plans

   The estimated annual benefits payable, calculated on a single life annuity basis, under GTE's defined benefit pension plans at normal retirement at age 65, based upon final average earnings and years of employment, is illustrated in the table below:

                       PENSION PLAN TABLE


   FINAL                            YEARS OF SERVICE
  AVERAGE        ---------------------------------------------------------
  EARNINGS          15          20            25        30          35
  --------       ---------   --------     --------   ---------   ---------
$  300,000.......$ 64,229    $ 85,638     $107,048   $ 128,457   $ 149,867
   400,000.......  85,979     114,638      143,298     171,957     200,617
   500,000....... 107,729     143,638      179,548     215,457     251,367
   600,000....... 129,479     172,638      215,798     258,957     302,117
   700,000....... 151,229     201,638      252,048     302,457     352,867
   800,000....... 172,979     230,638      288,298     345,957     403,617
   900,000....... 194,729     259,638      324,548     389,457     454,367
 1,000,000....... 216,479     288,638      360,798     432,957     505,117
 1,200,000....... 259,979     346,638      433,298     519,957     606,617
 1,500,000....... 325,229     433,638      542,048     650,457     758,867
 2,000,000....... 433,978     578,638      723,298     867,957   1,012,617
 2,500,000....... 542,729     723,638      904,548   1,085,454   1,266,366


   GTE Service Corporation, a wholly-owned subsidiary of GTE, maintains a noncontributory pension plan for the benefit of GTE employees based on years of service. Pension benefits to be paid from this plan and contributions to this plan are related to basic salary exclusive of overtime, differentials, incentive compensation (except as otherwise described) and other similar types of payment. Under this plan, pensions are computed on a two-rate formula basis of 1.15% and 1.45% for each year of service, with the 1.15% service credit being applied to that portion of the average annual salary for the five highest consecutive years that does not exceed the Social Security Integration Level (the portion of salary subject to the Federal Social Security Act), and the 1.45% service credit being applied to that portion of the average annual salary that exceeds said level. As of February 17, 1994, the credited years of service under the plan for Messrs. Sparrow, Foster, Norman, Appel, White, Crawford and McCoy are 26, 23, 33, 22, 25, 25 and
7, respectively.

   Under federal law, an employee's benefits under a qualified pension plan such as the GTE Service Corporation plan are limited to certain maximum amounts. GTE maintains a Supplemental Executive Retirement Plan
("SERP"), which supplements the benefits of any participant in the qualified pension plan by direct payment of a lump sum or by an annuity, on an unfunded basis, of the amount by which any participant's benefits under the GTE Service Corporation pension plan are limited by law. In addition, the SERP includes a provision permitting the payment of additional retirement benefits determined in a similar manner as under the qualified pension plan on remuneration accrued under management incentive plans as determined by the Committee.


Executive Retired Life Insurance Plan

   The Executive Retired Life Insurance Plan ("ERLIP") provides Messrs. Sparrow, Foster, Norman, Appel, White, Crawford and McCoy a postretirement life insurance benefit of three times final base salary. Upon retirement, ERLIP benefits may be paid as life insurance or, optionally, an equivalent amount may be paid as a lump sum payment equal to the present value of the life insurance amount (based on actuarial factors and the interest rate then in effect), as an annuity or as installment payments. If an optional payment method is selected, the ERLIP benefit will be based on the actuarial equivalent of the present value of the life insurance amount.


CERTAIN TRANSACTIONS

   The Company incurs printing and other costs for the production of telephone directories, data processing services and equipment rentals, and receives management, consulting, research and development and pension management services from affiliated companies. These charges were $307.1 million in 1993.

   Affiliated manufacturing companies also supply construction and maintenance materials, supplies and equipment to the Company. These purchases were $152.7 million in 1993.

              OWNERSHIP OF STOCK BY DIRECTORS,
       NOMINEES FOR DIRECTORS, EXECUTIVE OFFICERS
               AND CERTAIN BENEFICIAL OWNERS

   The table below sets forth the shares of GTE's Common Stock beneficially owned by each director, nominee for director, the Chief Executive Officer and the other four most highly compensated executive officers and by all directors and executive officers as a group. No director, nominee for director or executive officer owns as much as one-tenth of one percent of the total outstanding shares. Unless otherwise indicated, all persons named in the table have sole voting and investment power with respect to the shares shown.

                                                    PERCENT OF
                                   SHARES           TOTAL SHARES
                                BENEFICIALLY        OUTSTANDING
                                OWNED AS OF            AS OF
NAME OF DIRECTOR OR NOMINEE  DECEMBER 31, 1993   DECEMBER 31, 1993
- ---------------------------  ------------------  -------------------
Kent B. Foster...............      168,299
Thomas W. White .............       83,071
Michael B. Esstman...........       54,051       No director or
Gerald K. Dinsmore...........       18,503       nominee or executive
Richard M. Cahill............       37,188       officer owns as much
Larry J. Sparrow(a) .........       33,749       as 1/10 of 1 percent
                                   -------
                                   394,861
                                   =======

EXECUTIVE OFFICERS(A)(B)
Larry J. Sparrow.............       33,749
Kent B. Foster...............      168,299
James G. Norman .............       11,852
John C. Appel ...............        5,453
Thomas W. White..............       83,071
Clark Michael Crawford.......       10,756
Robert G. McCoy..............        7,678
                                   -------
                                   320,858
                                   =======
All directors and
executive officers
  as a group(a)(b)...........      794,164        Represents less
                                   =======        than 1/10 of 1 percent
                                                  of outstanding
                                                  Common Stock

- ----------
(a) Includes shares acquired through participation in GTE's Consolidated Employee Stock Ownership Plan and/or the GTE Savings Plan.
(b) Included in the number of shares beneficially owned by Messrs.
    Sparrow, Foster, Norman, Appel, White, Crawford and McCoy and all directors and executive officers as a group are 27,533, 115,583, 4,400, 2,333, 69,466, 7,432 and 7,132, respectively, which such persons have the right to acquire within 60 days pursuant to stock options.


INDEPENDENT PUBLIC ACCOUNTANTS

   A proposal will be presented at the meeting that the selection by the Board of Directors of Arthur Andersen & Co. as the independent public accountant of the Company be approved by the shareholders of the Company. An affirmative vote of the holders of a majority of the shares represented at the meeting will be required for such approval. In the event such approval is not obtained, selection of the accountant will be reconsidered by the Board of Directors. Proxies solicited by the Board of Directors will be voted for the proposal unless marked to the contrary.

   A representative of Arthur Andersen & Co. will attend the shareowners' meeting and will be available to comment or respond to appropriate questions.


OTHER MATTERS

   The Board of Directors does not know of any other matters to be presented at the meeting. If any other business should properly be brought before the meeting, it is the intention of the persons named in the proxy to vote the proxy in accordance with their best judgment on such matters.


PROPOSALS FOR NEXT ANNUAL MEETING

   Any proposal which a shareowner intends to present at the next Annual Meeting of Shareowners, to be held in April 1995, must be received at the office of the Company by November 22, 1994, if such proposal is to be considered for inclusion in the Company's proxy statement and form of proxy relating to that meeting.

   A COPY OF THE COMPANY'S ANNUAL REPORT ON THE FORM 10-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS AVAILABLE FREE OF CHARGE BY WRITTEN REQUEST TO:
        GTE TELEPHONE OPERATIONS
        FINANCIAL REPORTING
        P.O. BOX 407, MC INAAACG
        WESTFIELD, INDIANA 46074
        (317) 896-6464

                              By order of the Board of Directors,


                              Kenneth K. Okel, Secretary
March 22, 1994